U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10 /A

Amendment 1

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

CLEAN COAL TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Nevada	2691079442
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

12518 W Atlantic Blvd, Coral Springs, FL	33071
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number:  (954) 344-2727

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

None	N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See definitions of “large accelerated filer,” “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer o	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Item 1. Business

Forward-Looking and Cautionary Statements

Except for statements of historical fact, certain information in this document contains “forward-looking statements” that involve substantial risks and uncertainties.  You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “would,” or similar words.  The statements that contain these or similar words should be read carefully because these statements discuss our future expectations, contain projections of our future results of operations, or of our financial position, or state other “forward-looking” information.  Clean Coal believes that it is important to communicate our future expectations to our investors.  However, there may be events in the future that we are not able to accurately predict or control.  Further, we urge you to be cautious of the forward-looking statements that are contained in this Form 10 because they involve risks, uncertainties and other factors affecting our technology, planned operations, market growth, products and licenses.  These factors may cause our actual results and achievements, whether expressed or implied, to differ materially from the expectations we describe in our forward-looking statements.  The occurrence of any of these events could have a material adverse effect on our business, results of operations and financial position.

Overview

Clean Coal Technologies, Inc. (“We,” “Company” or “Clean Coal”) owns a patented technology that we believe will provide clean energy at low costs through the use of the world’s most abundant fossil fuel, coal.  Our technology is designed to utilize controlled heat to extract and capture pollutants and moisture from low-rank coal, transforming it into a clean-burning, more energy-efficient fuel, prior to combustion.  Our proprietary coal cleaning process is designed to ensure that the carbon in coal maintains its structural integrity during the heating process while the volatile matter (polluting material) within the coal turns into a gaseous state and is removed from the coal.  We have trade-marked the name “PRISTINE” as a means of differentiating our processed product from the negative connotations generally associated with coal, and its traditional use. PRISTINE™ is applicable for a variety of applications, including coal-fired power stations, chemical byproduct extraction, and as a source fuel for coal to liquid technologies.

History

The Company was originally chartered in the state of Delaware on September 17, 1986 under the name Riverside Technologies, Inc. In September 2007, we changed our domicile to Nevada and changed our name to Clean Coal Technologies, Inc.  On November 19, 2007 we completed a share exchange agreement with Clean Coal Systems, Inc, a Florida corporation (“CCSI”) whereby we exchanged 294,784,480 (as adjusted after stock splits) common shares for all of the outstanding stock of CCSI. The combined companies now operate under the name Clean Coal Technologies, Inc.  CCSI was incorporated in Florida on May 7, 2007.  Prior to the merger with the Company, CCSI merged with Saudi American Minerals, Inc. (“SAMI”) on September 7, 2007.  CCSI did not have any operations prior to the merger with SAMI.  SAMI was originally incorporated as Golden Triangle Corporation (“Golden”) on October 20, 1997 in the State of Nevada. In June 1998, Golden merged with Consolidated Energy International, Inc., and in October 1999 changed its name to Saudi American Minerals, Inc.

Registration Statement

We are voluntarily filing this registration statement on Form 10 in order to make information concerning Clean Coal more readily available to the public. We believe that being a reporting company under the Securities Exchange Act of 1934, as amended (“Exchange Act”), will enable Clean Coal to seek a market maker to make an application on behalf of Clean Coal to have our common stock   quoted on   FINRA ’s over-the-counter bulletin board (“OTCBB”). Also, being a reporting company will make information concerning Clean Coal more accessible to its stockholders, prospective stockholders and the public trading market.

Principal Executive Office

Our principal executive offices are located at 12518 W Atlantic Blvd., Coral Springs, FL 33071. Our telephone number is (954) 344-2727; our facsimile number is (954) 757-1765. We maintain a web site at www.cleancoaltechnologiesinc.com.

Technology

Our coal treating process extracts the volatile matter (solidified gases or pollutant material) from standard low-rank coal by heating coal as it transitions through several disparate heat chambers, causing the volatile matter to turn to gas and escape the coal, leaving behind a clean-burning fuel source.   Historically, the primary technological challenge of extracting this volatile matter has been maintaining the structural and chemical integrity of the carbon, while achieving enough heat to turn the volatile matter into a gaseous state.    Heating coal to temperatures well in excess of 400º Fahrenheit is necessary to quickly turn volatile matter gaseous. However, heating coal to these temperatures has generally caused the carbon in the coal to disintegrate into an unusable fine powder (coal dusting).  Our patented flow process transitions the coal through several atmospherically independent heat chambers controlled at increasingly higher temperatures.  These heat chambers are infused with inert gases, primarily carbon dioxide (CO2), preventing the carbon from combusting.  We have identified the optimum combination of atmospheres, levels of inert gases, transport speed, and temperatures necessary to quickly extract and capture volatile matter, while maintaining the structural and chemical integrity of the coal.  Using our technology, we are able to capture the volatile gases that escape the coal, and to utilize some of these gases to fuel the process, while others are captured to potentially provide an ancillary revenue stream.  Depending on the characteristics of the coal being cleaned, the flow processing time is expected to be in the range of 12 to 18 minutes.

As part of the process to commercialize our technology, on December 31, 2007, we entered into an agreement with our engineering consultant, Benham Companies, LLC (“Benham), a subsidiary of Science Applications International Corporation (“SAIC”).  The contract provides for the engineering design, procurement and construction of our initial plant in China and other countries.  Benham’s design provides for the deployment of standard operational modules, each with annual capacity of 166,000 metric tons, providing the flexibility to be configured in accordance with customers’ individual production capacity requirements.  Benham’s work suggests that our coal cleaning process may be energy self-sufficient, relying upon captured methane and other byproducts to fuel the coal cleaning process.

Our technology has been tested and proven under laboratory conditions, and the results have been studied by Benham, SAIC and certain joint venture candidates.  Testing has shown no evidence of coal dusting or other technical concerns that might hinder commercialization.

We believe that our technology has three distinct primary applications: the cleaning of coal for direct use as fuel, the extraction of potentially valuable chemical by-products for commercial sale, and the use of processed coal as a feed stock for gasification and liquefaction (CTL) projects.  While we believe each application offers vast potential for commercialization, our market entry strategy is focused on what we believe is our most immediate opportunity, the production of clean coal.

Business Activities and Strategy

The principal element of our current business strategy was to partner with local utilities, power producers or mine owners to build, own and operate the initial facility utilizing our technology.  With the signing of a contract with the Inner Mongolian Autonomous Region, we have modified our strategy to one of establishing a Cooperative Joint Venture (CJV), in conjunction with a production contract to provide clean coal (PRISTINE™) as a fuel source for liquefaction.  Upon successful operation and “proof of concept” of our initial facility, we intend to deploy a model whereby we will license our technology to third parties and exact a license fee, as well as a royalty fee, based on plant production.

We also intend to co-locate our facilities with both new and existing coal-burning power plants.  The proposed footprint of the facilities is expected to be 15 to 20 acres for small capacity plants, including land for storage of treated or clean coal.  We believe that the majority of the plant components are commercially available, and the only significant custom components are related to our proprietary thermal chambers.

As a prelude towards the eventual signing of a joint venture agreement and  the construction and operation of an initial facility, on April 23, 2008, we signed an interim MOU with the Xing’an League Administrative Office of Inner Mongolia Autonomous Region, PRC to explore business opportunities in the Inner Mongolia region of China, subsequently amended on June 11, 2008, when we signed an MOU with Sino-Mongolia International Railroad Systems, Co. L td. of the Inner Mongolia Autonomous Region, PRC (SMIRSC).  On December 2, 2008, we entered into a cooperative joint venture agreement with the SMIRSC. This agreement replaced and superseded the previous MOUs. The joint venture agreement provides for the deployment of our technology into Inner Mongolia to form the foundation for a coal-to-fuel project that will scale to 80 million short tons per year. Under the terms of the joint venture agreement, we will provide the technology to enhance low-grade coal for a coal liquefaction facility in Inner Mongolia Autonomous Region, PRC.  The joint venture company will build an initial plant with an annual capacity of 1.5 million   short tons to supply clean coal for a newly constructed power station. The initial plant is projected to employ 10 of the 166,000 short ton operating modules, with an allowance for redundancy. Thereafter production is estimated to be increased , over an estimated 10 year period, to a total capacity of 80 million short tons annually, the majority of which will be used as feed stock for coal-to-liquid production. Ground breaking on the plant site is   estimated to take place during the   last quarter, 2009, with initial clean coal production estimated to commence within 18 months thereafter. Under the terms of the agreement, SMIRSC will be a 75% partner and appoint 3 directors to the board of the joint venture. We will be a 25% partner and appoint 2 directors to the board.  As its contribution to the joint venture, SMIRSC will provide approximately US$ 25 million in capital, land use rights and improvements, coal reserves for feed stock, delivery of raw materials and subsequent distribution of finished products, guaranteed purchase commitments for finished products.  We will provide approximately US$ 8.3 million in capital, a license to use our patented clean coal technology and technical supervision and support for the construction, installation and operation of the plant.  Each party has committed to contribute a minimum twenty percent (20%) of its share of the capital of the joint venture within 90 days of the completion of a feasibility study and receipt of formal Chinese government approval of the project , and shall make the remaining capital contributions within 2 years in accordance with the progress of the project. The feasibility study was completed by the Shanghai Chemical Engineering Incorporation (SCEI) in April, 2009. On June 5, 2009, the joint venture company was issued a Certificate of Approval (Operating License) under the name of Inner Mongolian Nuomenhan Clean Coal Company, Ltd,     We are currently awaiting the project’s final approval by the Chinese government which we anticipate receiving during the third quarter of fiscal 2009, after which we will be required to make our initial capital contribution, and be able to complete the final design and commence construction.   Although we have experienced delays both in obtaining the feasibility study and the Certificate of Approval, we do not expect the final approval to be further delayed and anticipate beginning plant construction by the end of 2009.

In the longer term, we have been exploring joint venture arrangements and other strategic partnerships with various parties to facilitate the deployment of our technology.  We have currently suspended or delayed these potential projects as explained below, specifically:

•

On October 19, 2007, we signed a joint venture agreement with Shanxi Poar Company Ltd. for the development of a facility in Shanxi province, China.  The planned scale of this project was to be one million short tons annually and the facility   was expected to cost $1 5 0 million.  This project is currently suspended pending the resolution of several key issues, including the provision of a suitable property, key services and infrastructure provisions, the completion of the required feasibility study, and the commitment of the end users to purchase the clean coal product and its chemical byproducts at the price points originally contemplated.

•

On April 16, 2008, we signed an MOU with the Shanghai Huayi Company to determine the applicability of our technology as a complement to Huayi’s gasification program and other technologies. In conjunction with the diligence process, engineers from Benham and SAIC have met with the Huayi group.   Given our focus on the Inner Mongolia joint venture, we are not currently pursuing discussions with the Huayi group but may do so at a later date.

•

In May, 2008 we commenced negotiations with a major U.S. utility that burns over 25 million tons of coal annually, and purchases an additional 80 million tons for other utilities.  This group has worked closely with Benham to assess the potential benefits from our technology, and has expressed a desire to support the development of a project utilizing it.  Unfortunately, current economic trends have delayed this project, although we continue to jointly evaluate potential avenues for cooperation, - including financial and engineering options.

Competitive Strengths

We believe our technology and designs represent the only process that can effectively separate and capture pollution-causing chemicals prior to carbon combustion in a commercially viable manner.  Our process differs from competing processes through its ability to maintain the structural integrity of coal during the heating process.  This is achieved through a unique design that inserts inert gas into heating chambers, and maintains the inert atmosphere in each chamber.  By inserting an inert gas into the chambers, the process allows for rapid heating of the coal and prevents coal combustion and significant coal dusting. Competing technologies have used differing methods of preventing coal combustion and dusting, albeit with limited success.  Some of the particular strengths of our process include:

Pollution reduction: By heating coal prior to combustion, we are able to extract volatile matter (pollutants in the form of solidified gases) from the coal in a controlled environment, transforming coal with high levels of impurities, contaminants and other polluting elements into an efficient, clean source of high energy, low polluting fuel. Testing has demonstrated that our process removes a substantial percentage of harmful pollutants, including mercury.

Lower cost of operation: We believe that our process will be a relatively low-cost solution to the reduction of pollution at coal-fired power facilities.  Benham, our engineering consulting firm, believes that our coal cleaning process may not require any external energy and can be fully fueled by the methane and other byproducts that the process captures from raw coal.  This effective use of byproducts contrasts markedly with emissions scrubbers that generally use a portion of the generated power and have high initial capital and maintenance costs.

Increased flexibility in feedstock: Our process eliminates both the moisture and volatile matter in raw coal, increasing the heat capacity of standard sub-bituminous low-rank raw coal from approximately 8,000 BTUs to an average of 12,500 BTUs.  We believe the process can increase heat capacity of lignite raw coal ranging from 4,000-7,000 BTUs to a range of 9,000-10,000 BTUs.  As the supply of high-BTU bituminous coal dwindles, our technology may enable coal-fired plants to effectively utilize the much more abundant low-rank coal.

Favorable price arbitrage: Low-rank coal with a heat capacity of 7,000 – 9,000 BTUs currently sells for approximately $10 - $15 per ton, compared to high-BTU bituminous coal with a heat capacity of 10,000+ BTUs, which sells for $90 - $100 per ton, according to U.S. Department of Energy figures published in May 2008.  Our process essentially transforms low-grade coal into bituminous coal at a direct cost of an estimated $3 - $4 per ton, capturing the value of higher-grade coal prices.

Potential tax benefits: We believe clean coal production tax credits may potentially be available for coal processed in facilities utilizing our technology.  While these credits expired on January 1, 2009, Congress may consider legislation extending the credits.

Competition

The majority of our competitors are focused on increasing the BTU (calorific value) characteristics of coal by removing the inherent moisture contained in coal. Our process not only removes the moisture, but also removes the harmful volatiles and pollutants which we capture as a chemical “soup” that may be further refined by us, or possibly sold directly to chemical manufacturers as a complementary revenue source. Additionally, we believe our process is self-sufficient in that its energy needs may be provided by the process itself, and requires no external energy provisions.

 We believe our most direct competition in the reduction of coal emissions comes from companies offering two types of treatments: (i) pre-combustion cleaning designed to remove impurities; (ii) and post-combustion filtering or “scrubbers” designed to filter released gases.

Competitors in the pre-combustion area include Evergreen Energy, Inc. (“Evergreen”) ,

CoalTek, Inc. (“CoalTek”) and White Energy (“White Energy”), an Australian company .. Evergreen, based in Denver, Colorado, developed a technology primarily focused on reducing the moisture in raw coal to increase its heating capacity.  We believe that Evergreen has not successfully overcome challenges from coal dusting and does not appear to have built a commercially viable plant. CoalTek, based in Tucker, Georgia, claims its patent-pending process uses electromagnetic energy to reduce contaminants and moisture in coal prior to combustion.  While public information is limited, we believe the amount of energy necessary to run the electromagnetic process may offset any economic benefits of the upgraded coal. The Australian process uses a combination of heat and compaction to remove moisture from coal.  White Energy claims that compaction generates close bonding between the dried coal particles to form a high density, higher energy content briquette.  Energy requirements for heating coal an operating a pelletizer are typically large but no basis or explanation is provided for the favorable cost numbers published by White Energy.  CoalTek and White Energy technologies are focused solely on the removal of moisture and do not address the removal of harmful chemicals associated with the burning of coal.

Competitors in the post-combustion area include companies such as Babcock & Wilcox Company (Lynchburg, Virginia) and Foster-Wheeler (Clinton, New Jersey), as well as various smaller companies that produce various kinds of scrubbers.  Scrubbers remove particulates and gases from exhaust streams after coal has combusted.  These devices are generally expensive to manufacture and install initially, as well as expensive to operate due to power requirements that consume a significant percentage of power output.  They may also require frequent and costly maintain due to the corrosive nature of some of the combustion products, and they can generate large amounts of waste.

More indirect competition comes from alternative low-pollution energy sources, including: wind, bio-fuels and solar; all of which need additional technological advancements to be able to produce power at the scale of coal-fueled plants, which today produce 43% of world’s electricity according to U.S. Department of Energy figures published in May 2008.

Patents

Our technology is the subject of U.S. patent #6,447,559, “Treatment of Coal” which was issued in 2002 and expires in 2019.  We filed a PCT application with this U.S. patent, and, in accordance with this, patents have been applied for in China (essentially, patent-pending).  China, like many other countries, maintains a “first-to-file” rule that should provide us with IP protection in advance of the actual patent grant.

Our patent details a process wherein coal is heated to different temperatures in various chambers with controlled low-oxygen atmospheres.  There are seals between these chambers, serving to maintain the heat and gas content in each chamber.   The invention notes the controlled volitization and removal of moisture and organic volatiles, while maintaining the structural integrity of the coal and reducing the level of disintegration into powder form.  The invention also notes the significantly decreased time in treating coal as compared to alternative approaches , most of which focus on moisture removal as a means of increasing calorific or BTU value ..

In conjunction with Benham’s commercialization design of the original patent, we filed for an additional patent on March 31, 2008.  We filed a PCT application with this as well, affording it the same protection as noted above.  The March 31, 2008 application details the process of using byproducts to power the process, and details a simpler, vertical factory design with proprietary seals that help preserve the atmosphere of each chamber, compared to a horizontal design in the original filing.  This application goes into great detail regarding the byproducts of the coal and their capture.

We expect to file for additional patents as we continue the commercialization of our technology and factory design. We intend to continue to seek worldwide protection for all our technology.  The following table provides a summary of our technology to date.

Description of Patent	U.S. or Foreign Patent Appln/Serial No.	Issue Date or Date Filed	Brief Description/Purpose
Process for treating coal to enhance its rank.	Issued US 6,447,559	09/10/2002

The process reduces the time, capitalization, and production costs required to produce coal of enhanced rank, thus substantially increasing the cost effectiveness and production rate over prior processes.

Continuation patent application directed to process for treating coal to enhance its rank.	Pending US 11/344,179	02/01/2006	Continuation of parent USP 6,447,559 – seeking broader protection
	Pending in China 818174.8	11/02/2000	Counterpart to ‘559 US patent
	Pending in Canada 2,389,970	11/02/2000	Counterpart to ‘559 US patent
	Pending in EPO 992027.3	11/02/2000	Counterpart to ‘559 US patent
	Pending in Indonesia W-00200201274	11/02/2000	Counterpart to ‘559 US patent
	Pending in Hong Kong 3107833.3	10/30/2003	Counterpart to ‘559 US patent
Coal Enhancement Process	Pending PCT/US2008 International application designating all countries	4/15/08

Improved process for increasing rank of biomass which reduces the time, capitalization, and production costs required to produce coal of enhanced rank, thus substantially increasing the cost effectiveness and production rate over prior processes.

Governmental Regulations

Environmental Regulation Affecting our Potential Market

We believe that existing and proposed legislation and regulations could impact fossil fuel-fired, and specifically coal-fired, power generating facilities nationally and internationally.  According to the U.S. Environmental Protection Agency, or EPA, power generation emits substantial levels of sulfur dioxide, nitrogen oxides, mercury and carbon dioxide into the environment. Regulation of these emissions can affect the potential market for coal processed using our technology by imposing limits and caps on fossil fuel emissions. The most significant, existing national legislation and regulations affecting our potential market include the Clean Air Act, the Clean Air Interstate Rule and the Clean Air Mercury Rule, which are described further below.

        State and regional policies may also impact our market. The Regional Greenhouse Gas Initiative requires reduction in carbon dioxide emissions from electric generating units, beginning in January 2009 in 10 northeastern states. The state of California has adopted a stringent greenhouse gas policy that will affect coal-fired electricity generated in and imported into the state. And the Western Climate Initiative, a coalition of 7 western states, is working on a regional, economy-wide greenhouse gas reduction program. Additionally, states are implementing emission reduction policies more stringent than national policy, such as, requiring more stringent mercury reduction than the EPA's Clean Air Mercury Rule and Renewable Portfolio Standards requiring robust renewable electricity generation.

        The following briefly describes the most significant existing national laws and regulations affecting the potential market for coal processed using our technology.

The Clean Air Act and Acid Rain Program.    The Clean Air Act of 1970, as amended, is currently the primary mechanism for regulating emissions of sulfur dioxide and nitrogen oxide from coal-fired power generating facilities. A key component of the act regulates sulfur dioxide and nitrogen oxide emissions. Specifically, title IV set a goal of reducing sulfur dioxide emissions by 10 million tons below 1980 levels and imposed a two-phased tightening of restrictions on fossil fuel-fired power plants. Phase I began in 1995 and focused primarily on coal-burning electric utility plants in the east and midwest. In 2000, Phase II began and this phase tightened the annual emissions' limits on larger higher emitting plants and set restrictions on smaller, cleaner plants fired by coal, oil, and gas. The Acid Rain Program calls for a 2 million ton reduction in nitrogen oxide emission and focuses on one set of sources that emit nitrogen oxide: coal-fired electric utility boilers. Beginning in January 2000, nitrogen oxide emissions are to be reduced 900,000 tons per year beyond the 1.2 million per year reduction set by the EPA in 1995.

Clean Air Interstate Rule.    The Clean Air Interstate Rule was finalized by the EPA in March 2005. Once fully implemented, this rule will reduce sulfur dioxide emissions in 28 states and the District of Columbia by more than 70% and nitrogen oxide emissions by more than 60% from the 2003 levels. Through the use of a cap-and-trade approach, the rule promises to achieve substantial reduction of sulfur dioxide and nitrogen oxide emissions. Reductions of nitrogen oxide emissions begin in January 2009, followed by reductions of sulfur dioxide emissions in January 2010. The program will be fully implemented by January 2015.

Clean Air Mercury Rule.    The U.S. Environmental Protection Agency, or EPA, finalized the Clean Air Mercury Rule, or CAMR, on March 15, 2005 to reduce mercury emissions from coal-fired power plants. Phase 1 of CAMR was set to go into effect on January 1, 2010. However, on February 8, 2008, the U.S. Circuit Court of Appeals for the District of Columbia vacated the rule, requiring EPA to draft a new regulation. As a result of this ruling, it is likely that individual coal-fired boilers and power plants will be held to stringent levels of mercury emission reductions instead of averaging mercury emissions across multiple plants and across the country.

Environmental Regulation Affecting the Construction and Operation of Plants Using our Technology

In the United States, future production plants using our technology will require numerous permits, approvals and certificates from appropriate federal, state and local governmental agencies before construction of each facility can begin and will be required to comply with applicable environmental laws and regulations (including obtaining operating permits) once facilities begin production. The most significant types of permits that are typically required for commercial production facilities include an operating and construction permit under the

Clean Air Act, a wastewater discharge permit under the Clean Water Act, and a treatment, storage and disposal permit under the Resource Conservation and Recovery Act. Some federal programs have delegated regulatory authority to the states and, as a result, facilities may be required to secure state permits. Finally, the construction of new facilities may require review under the National Environmental Policy Act, or a state equivalent, which requires analysis of environmental impacts and, potentially, the implementation of measures to avoid or minimize these environmental impacts.

Any international plants will also be subject to various permitting and operational regulations specific to each country. International initiatives, such as the Kyoto Protocol, are expected to create increasing pressures on the electric power generation industry on a world-wide basis to reduce emissions of various pollutants, which management expects will create additional demand for our technology.

In 2004, Congress passed tax credits for refined coal within the American Jobs Creation Act. To qualify for the tax credit, the refined coal must realize a reduction of at least 20% in nitrogen oxide emissions and at least 20% in either sulfur dioxide or mercury emissions and have an increase in market value over the comparable coal of at least 50%. Based upon our testing to date, we believe coal processed using our technology can meet these requirements and that plants using our technology may be eligible for the credit if it is extended by Congress beyond the original January 1, 2009 expiration.

Research and Development

We have not spent anything on research and development during the six months ended June 30, 2009 due to lack of available funds. We spent $22 6,771 during fiscal year ended December 31, 2008 on research development, and $4,1 2 0 during the fiscal year ended December 31, 2007. Research and development activities since inception have included the development of the original patented process and subsequent refinements as well as costs for coal tests that have been conducted on a wide range of international and domestic samples.  Our current projection for proposed research and development expen ditures for the balance of fiscal 2009 is approximately $500,000, which is primarily allocated for software development and further refinements associated with our proposed commercialization of our initial product design , however we do not currently have funds available for such expenditures ..  If funding is available, we may also continue to evaluate complementary technologies that we believe will further strengthen the appeal of our overall product offerings. These complementary technologies may include carbon dioxide (CO2) capture and se paration , clean water initiatives, and alternative uses for our technology within the bio-mass market segment.

Employees

At June 30, 2009 , we ha d one full-time officer, our CEO and President Douglas Hague, and one full-time employee.  Mr. Hague has a written employment agreement and our other employee is at-will.

 ITEM 1A. RISK FACTORS

We have no operating revenues yet and we have made no provision for any contingency, unexpected expenses or increases in costs that may arise.

We are a development stage company and have no revenues from operations to use for operating expenses or research and development.  Since inception, we have been able to cover our operating losses from debt and equity financing.   These sources of funds may not be available to cover future operating losses. If we are not able to obtain adequate sources of funds to operate our business we may not be able to continue as a going concern.

Our business strategy and plans could be adversely affected in the event we need additional financing and are unable to obtain such funding when needed.  It is possible that our available funds may not be sufficient to meet our operating expenses, development plans, and capital expenditures for the next twelve months.  Insufficient funds may prevent us from implementing our business strategy or may require us to delay, scale back or eliminate certain opportunities for the commercialization of our technology. If we cannot obtain necessary funding, then we may be forced to cease operations.

We may experience delays in resolving unexpected technical issues arising in completing development of new technology that will increase development costs and postpone anticipated sales and revenues.

As we develop, refine and implement our technology, we may have to solve technical, manufacturing and/or equipment-related issues.  Some of these issues are ones that we cannot anticipate because the technology we are developing is new. If we must revise existing manufacturing processes or order specialized equipment to address a particular issue, we may not meet our projected timetable for bringing commercial operations on line.  Such delays may interfere with our projected operating schedules, delay our receipt of licensing and royalty revenues from operations and decrease royalties from operations.

Because we have limited experience, we may be unable to successfully manage planned growth as we complete the transition from a technology development company to a licensing company.

We have limited experience in the commercial marketing arena, limited sales and marketing experience, and limited staff and support systems, especially compared to competitors in the energy industry.  In order to become profitable through the commercialization of our technology, it must be cost-effective and economical to implement on a commercial scale.  Furthermore, if our technology does not achieve, or if it is unable to maintain, market acceptance or regulatory approval, we may not be profitable.

Our success depends, in part, on our ability to license and market our technology effectively. We have limited marketing and sales capabilities.  Although we may hire consultants to assist us in this transition period, we     may not correctly ascertain or assess any and all risks inherent in the industry.  We may not be successful in entering into new licensing arrangements, engaging independent sales representatives or partners, or recruiting, training and retaining an internal marketing staff and sales force, if necessary.  If we are unable to meet the challenges posed by our planned licensing and sales growth, our business may fail.

The market in which we are attempting to sell our technology is highly competitive.

The market for our technology is highly competitive on a global basis, with a number of competitors having significantly greater resources and more established market penetration than us. Because of greater resources and more widely accepted brand names, many of our competitors may be able to adapt more quickly to changes in the markets we have targeted or devote greater resources to the development and sale of new technology products.  Our ability to compete is dependent on our emerging technology which may take some time to develop market acceptance.  To improve our competitive position, we may need to make significant ongoing investments in service and support, marketing, sales, research and development and intellectual property protection.  We   may not have sufficient resources to continue to make such investments or  to secure a competitive position within the market we target.

Our business depends on the protection of our patents and other intellectual property and may suffer if we are unable to adequately protect such intellectual property.

Our success and ability to compete are substantially dependent upon our intellectual property.  We rely on patent laws, trade secret protection and confidentiality or license agreements with our employees, consultants, strategic partners and others to protect our intellectual property rights.  However, the steps we take to protect our intellectual property rights may be inadequate.  There are events that are outside of our control that pose a threat to our intellectual property rights as well as to our products and services.  For example, effective intellectual property protection may not be available in every country in which we license our technology.  Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective.  Any impairment of our intellectual property rights could harm our business and our ability to compete.  Also, protecting our intellectual property rights is costly and time consuming.  Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.  In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to us.

We have been granted one U.S. patent and have several U.S. patent applications pending relating to certain aspects of our technology and we may seek additional patents on future innovations.  Our ability to license our technology is substantially dependent on the validity and enforcement of these patents and patents pending.  We cannot assure you that our patents will not be invalidated, circumvented or challenged, that patents will be issued for our patents pending, that the rights granted under the patents will provide us competitive advantages or that our current and future patent applications will be granted.

Third parties may invalidate our patents

Third parties may seek to challenge, invalidate, circumvent or render unenforceable any patents or proprietary rights owned by or licensed to us based on, among other things:

•

subsequently discovered prior art;

•

lack of entitlement to the priority of an earlier, related application; or

•

failure to comply with the written description, best mode, enablement or other applicable requirements.

United States patent law requires that a patent must disclose the “best mode” of creating and using the invention covered by a patent.  If the inventor of a patent knows of a better way, or “best mode,” to create the invention and fails to disclose it, that failure could result in the loss of patent rights.  Our decision to protect certain elements of our proprietary technologies as trade secrets and to not disclose such technologies in patent applications, may serve as a basis for third parties to challenge and ultimately invalidate certain of our related patents based on a failure to disclose the best mode of creating and using the invention claimed in the applicable patent.  If a third party is successful in challenging the validity of our patents, our inability to enforce our intellectual property rights could seriously harm our business.

We may be liable for infringing the intellectual property rights of others.

Our technology may be the subject of claims of intellectual property infringement in the future.  Our technology may not be able to withstand any third-party claims or rights against their use.  Any intellectual property claims, with or without merit, could be time-consuming, expensive to litigate or settle, could divert resources and attention and could require us to obtain a license to use the intellectual property of third parties.  We may be unable to obtain licenses from these third parties on favorable terms, if at all.  Even if a license is available, we may have to pay substantial royalties to obtain it.  If we cannot defend such claims or obtain necessary licenses on reasonable terms, we may be precluded from offering most or all of technology and our business and results of operations will be adversely affected.

Our ability to execute our business plan would be harmed if we are unable to retain or attract key personnel.

Our technology is being marketed by a small number of the members of our management.  Our technology is being developed and refined by a small number of technical consultants. Our future success depends, to a significant extent, upon our ability to retain and attract the services of these and other key personnel.  The loss of the services of one or more members of our management team or our technical consultants could hinder our ability to effectively manage our business and implement our growth strategies.  Finding suitable replacements could be difficult, and competition for such personnel of similar experience is intense.  We do not carry key person insurance on our sole officer.

Overseas development of our business is subject to international risks, which could adversely affect our ability to license profitable overseas plants.

We believe a significant portion of the growth opportunity for our business lies outside the United States. Doing business in foreign countries may expose us to many risks that are not present domestically. We lack significant experience dealing with such risks, including political, military, privatization, technology piracy, currency exchange and repatriation risks, and higher credit risks associated with customers. In addition, it may be more difficult for us to enforce legal obligations in foreign countries, and we may be at a disadvantage in any legal proceeding within the local jurisdiction. Local laws may also limit our ability to hold a majority interest in the projects that we develop.

We do not know if coal processed using our technology is commercially viable.

We do not yet know whether coal processed using our technology can be produced and sold on a commercial basis in a cost effective manner after taking into account the cost of the feedstock, processing costs, license and royalty fees and the costs of transportation. Because we have not experienced any full scale commercial operations, we have not yet developed a guaranteed efficient cost structure. We are currently using the estimates for anticipated pricing and costs, as well as the qualities of the coal processed in the laboratory setting to make such estimates. We may experience technical problems that could make the processed coal more expensive than anticipated. Failure to address both known and unforeseen technical challenges may materially and adversely affect our business, results of operations and financial condition.

We have experienced large net losses, have little liquidity and need to obtain funds for operations or we may not be able to continue.

Through June 30, 2009, we have a net loss of $142,835,775 since inception. The net losses to date include large non-cash expenses recorded for share-based compensation for consultants and officer compensation.  However, in addition to the non-cash expenses, we had other operating expenses, all funded through loans from existing shareholders.  In order to meet our current operating budget and anticipated contractual obligations, we estimate that we will need an additional $5,000,000 for the balance of 2009, and $13,400,000 for 2010. At June 30, 2009, we had total liabilities of $3,123,994 and cash of only $829.  If we cannot obtain adequate financing from new funding sources, we will be unable to continue operations or meet our contractual obligations.

Our use of equity as an alternative to cash compensation may cause excessive dilution for our current shareholders.

Due to shortage of operating funds and low liquidity, we have issued shares and warrants as compensation for services, including board and officer compensation as well as compensation for outside consultants. This form of compensation has enabled us to obtain services that would not otherwise have been available to us but it has resulted in dilution to our shareholders. Unless we are able to obtain adequate financing in the immediate future, we may be forced to continue to obtain services through the issuance of shares and warrants, resulting in additional dilution to shareholders and potentially adversely affecting any return on investment

We need immediate financing to meet our current obligations for facilities construction.

On December 2, 2008, we entered into a Cooperative Joint Venture agreement with the Sino-Mongolian International Railroad Systems Co., Ltd. The joint venture agreement will provide for the deployment of our technology into Inner Mongolia to form the foundation for a coal-to-fuel project that will eventually scale to 80 million short tons per year ..   To meet our obligations under the JV agreement, upon completion of a feasibility study , the award of the JV license and registration and final Chinese government approval of the project , we are required to obtain substantial amounts of financing ($1,670,000 for our initial registered capital contribution, with a balance of $6,630,000 payable after 24 months from the final Chinese government approval ). We do not have such financing in place or available to us. Inability to construct the facility or to finance the construction thereof on acceptable terms, will adversely affect our financial condition.

Construction of future facilities will require substantial lead time and significant additional financing.

We do not have any definitive contracts to construct future facilities. To the extent that we have secured joint venture or partnership agreements and identified appropriate sites for future facilities or agreed with utilities or other businesses to construct such facilities, we are required to begin a lengthy permitting and construction process. We estimate that it could take at least six months or longer to obtain necessary permits and approvals and that, depending on local circumstances, the required time could be much longer. Thereafter, construction of a facility with a final capacity of approximately 80 million tons of processed coal per year will take an estimated period of 10 years .. For plant construction, we could expect to incur construction expenses well in advance of any revenues and would be required to secure relatively long term financing for such construction, which financing may not be available to us.

Any negative results from the continuing evaluation of our technology or processed coal produced at future facility sites could have a material adverse effect on the marketability of our technology and future prospects.

We are continuing to evaluate the attributes of coal processed using our technology on a laboratory scale. We do not know if  these evaluations will result in positive findings concerning the moisture content, heat value, emission-levels, burn qualities or other aspects of our processed coal. Furthermore, even if current evaluations indicate that our processed coal performs to design specifications, we do not know if  later tests or larger scale processing will confirm these current results or that the processed coal will be readily accepted by the market. The process of introducing our technology into the market may be further delayed if these test results are negative or if potential licensees conduct their own tests of the processed coal to determine whether it meets their individual requirements and the results are not acceptable. We have conducted numerous tests of our technology using a variety of feed stocks in our laboratories. The ability to use feed stocks from other locations in the United States or overseas will depend on the results of future tests on different types of coal. If these tests limit the range of viable low-grade coal feed stocks for use in our process, site locations for future plants may be limited and the commercial appeal of the process may be less than anticipated. If this continuing process of evaluation and market introduction results in negative findings concerning our process, it could have a material adverse effect on the marketability of our technology and on our financial condition, results of operations and future prospects.

Due to the uncertain commercial acceptance of coal processed using our technology we may not be able to realize significant licensing revenues.

While we believe that a commercial market is developing both domestically and internationally for cleaner coal products such as coal processed using our technology, we may face the following risks due to the developing market for cleaner coal technology:

-

limited pricing information;

-

changes in the price differential between low- and high-Btu coal;

-

unknown costs and methods of transportation to bring processed coal to market;

-

alternative fuel supplies available at a lower price;

-

the cost and availability of emissions-reducing equipment or competing technologies; and

-

a decline in energy prices which could make processed coal less price competitive.

        If we are unable to develop markets for our processed coal, our ability to generate revenues and profits will be negatively impacted.

If we are unable to successfully construct and commercialize production plants, our ability to generate profits from our technology will be impaired.

Our future success depends on our ability to secure partners to locate, develop and construct future commercial production plants and operate them at a profit. A number of different variables, risks and uncertainties affect such commercialization including:

-

the complex, lengthy and costly regulatory permit and approval process;

-

local opposition to development of projects, which can increase cost and delay timelines;

-

increases in construction costs such as for contractors, workers and raw materials;

-

transportation costs and availability of transportation;

-

the inability to acquire adequate amounts of low rank feedstock coal at forecasted prices to meet projected goals;

-

engineering, operational and technical difficulties; and

-

possible price fluctuations of low-Btu coal which could impact profitability.

        If we are unable to successfully address these risks, our results from operations, financial condition and cash flows may be adversely affected.

Future changes in the law may adversely affect our ability to sell our products and services.

        A significant factor in expanding the potential U.S. market for coal processed using our technology is the numerous federal, state and local environmental regulations, which provide various air emission requirements for power generating facilities and industrial coal users. We believe that the use of clean-burning fuel technologies such as ours will help utility companies comply with the air emission regulations and limitations. However, we are unable to predict future regulatory changes and their impact on the demand for our technology. While more stringent laws and regulations, including mercury emission standards, limits on sulfur dioxide emissions and nitrogen oxide emissions, may increase demand for our technology, such regulations may result in reduced coal use and increased reliance on alternative fuel sources. Similarly, amendments to the numerous federal and state environmental regulations that relax emission limitations would have a material adverse effect on our prospects.

Item 2. Financial Information

 This discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance or financial condition.  Such statements are only predictions and the actual events or results may differ materially from the results discussed in or implied by the forward-looking statements. The historical results set forth in this discussion and analysis are not necessarily indicative of trends with respect to any actual or projected future financial performance.  This discussion and analysis should be read in conjunction with the financial statements and the related notes thereto included elsewhere in this report.

SELECTED FINANCIAL DATA

The following selected financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this report.  The selected balance sheet data as of December 31, 2008, 2007 and 2006 and the selected statements of expenses data for the years ended December 31, 2008, 2007 and 2006 have been derived from our audited financial statements, which are included elsewhere in this report.  The unaudited selected balance sheet dated as of June 30, 2009 and 2008 and the selected statement of expenses data for the six months ended June 30, 2009 have been derived from our unaudited financial statements included elsewhere in this report. Historical results are not necessarily indicative of the results to be expected in the future.

	Years Ended December 31,			Six Months Ended June 30,
	2008	2007	2006	2009	2008
Statements of Expenses Data:
Expenses:
General and administrative	$510,179	$343,388	$7,835	$248,038	$267,011
Research and development	226,771	4,120	-	-	228,509
Consulting services	97,874,467	38,735,417	9,263	10,799,600	63,757,253
Loss from operations	(98,611,417)	(39,082,925)	(17,098)	(11,047,638)	(64,252,773)

Other income (expenses)	(79,885)	(49,686)	(6,261)	7,549,026	(26,521)

Net loss	$(98,691,302)	$(39,132,611)	$(23,359)	$(3,498,612)	$(64,279,294)

Basic net loss per share	$(0.24)	$(0.17)	$(0.00)	$(0.01)	$(0.16)
Weighted average number of shares outstanding	415,441,945	232,908,707	136,797,236	437,331,811	411,998,073

	December 31,			June 30,
	2008	2007	2006	2009
Condensed Balance Sheet Data:
Cash and cash equivalents	$1,598	$1,730	$-	$829
Total current assets	1,598	7,699	-	829
Total assets	7,541	12,699	-	6,670
Total liabilities	2,535,541	1,043,072	238,251	3,123,994
Total stockholders’ deficit	$(2,528,000)	$(1,030,373)	$(238,251)	$(3,117,324)

Factors Affecting Results of Operations

Our operating expenses include the following:

•

Consulting expenses, which consist primarily of amounts paid for technology development and design and engineering services;

•

General and administrative expenses, which consist primarily of salaries, commissions and related benefits paid to our employees, as well as office and travel expenses;

•

Research and development expenses, which consist primarily of equipment and materials used in the development and testing of our technology; and

•

Legal and professional expenses, which consist primarily of amounts paid for audit, disclosure and reporting services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the financial statements and notes appearing elsewhere in this Form 10.  We are a development stage company and have had no revenues for the years ended December 31, 2008, 2007 and 2006, and no revenues from inception.  We anticipate that we may not receive any significant revenues from operations until we begin to receive some revenues from our partnership share in our Chinese joint venture ..

For the Years Ended December 31, 2008 and 2007

Operating Expenses

Our operating expenses for the year ended December 31, 2008 totaled $98,611,417, compared to $39,082,925 for the prior year.  The primary component of our 2008 expense and the increase over the prior year was shares issued for services. Of the total shares for services expenses, we recorded stock-based compensation to our CEO and president of $37,383,878, expense for shares granted to McGovern Capital, LLC, an unrelated third party consultant, for business consulting services valued at $41,727,280, and $16,490,517 in expense recorded for the grant of warrants to Cappello Capital Corporation for strategic advisory services.

On November 1, 2007, we entered into an employment agreement with our CEO and President entitling him to a stock bonus of 15,404,549 common shares. The stock is to be awarded as follows: 33% on December 31, 2008, 33% on December 31, 2009 and 33% on December 31, 2010 contingent upon employment with Clean Coal on each date. We calculated the value of the award based upon the closing stock price on the reporting date December 31, 2007 and are expensing the award over the award periods. A total of $37,383,878 and $8,445,127 was recognized as share-based compensation under this award for the years ended December 31, 2008 and 2007, respectively and is reflected in the Statement of Stockholders Deficit.  For the year ended December 31, 2008, 5,134,850 shares have been accounted for as issued in the Statement of Stockholders Deficit.

Under a letter agreement dated March 25, 2008, McGovern agreed to assist us as an advisor in connection with strategic business issues, including: (a) devising a strategic program for the protection, licensing and engagement of potential business partners of our intellectual property rights: and (b) after the successful demonstration in a pilot scale test of our technology, endeavoring to assist us in locating additional investor funding. Per the letter agreement, McGovern was entitled to a stock bonus of 16,363,639 common shares of Clean Coal. The shares vested as follows: 33% on March 25, 2008, 33% on August 15, 2008 and 33% on December 31, 2008. The value of the award was calculated based upon the closing stock price on the date of the agreement and was over the vesting periods. A total of $41,727,280 was recognized as share-based compensation under this award for the year ended December 31, 2008.

Effective April 24, 2008, we entered into an exclusive agreement for Cappello Capital to assist us with financial advisory services, specifically the raising of capital through various potential transactions, including, but not limited to, private placements, strategic alliances, sale or merger, divestitures, recapitalization, or strategic acquisition. The agreement provided for us to compensate Cappello Capital through warrants to purchase up to 5% of the Company on a fully diluted basis, with 2% of the warrants being due at the time of the signing of the agreement. Additionally we would be required to pay Cappello Capital a percentage of any financial transaction closed during the term of the agreement. We exercised our cancellation option on September 24, 2009 with Cappello Capital without any transaction being completed. However, per the agreement, we issued Cappello 8,918,183 common stock warrants for services. The warrants had an exercise price of $0.05 per share, a term of 10 years and they vested immediately. The fair value of the warrants was determined to be $16,490,517 using the Black-Scholes stock option valuation model. The significant assumptions used in the valuation were: the exercise price noted above; the market value of our common stock on April 24, 2008, $1.85; expected volatility of 257.92%; risk free interest rate of 3.67%; and an expected term of 5 years. The entire fair value of these warrants was expensed during the year ended December 31, 2008.

Other than the expense recorded for stock compensation in 2008, expenses consisted of research and development expenses of $226,771, $867,195 in consulting expenses, legal and professional expenses of $173,597, salary and payroll expenses of $32,094 and travel expenses of $86,108. Of the consulting expenses, $390,000 was for related party consultants, including $210,000 to Larry Hunt and $180,000 to CJ Douglas.

Our operating expenses for the year ended December 31, 2007 totaled $39,082,925, with the primary component also shares issued for services. Of the total expenses, $29,726,000 was recorded as an expense for the share-based compensation of 7,640,000 common shares issued to our directors as an incentive to serve on the board, as well as an additional $8,445,127 in expense for 5,134,850 accrued shares issued as compensation to our CEO and president with the remaining expense attributable to common shares to related party consultants and unrelated third party consultants for services.

Other than the expense recorded for stock compensation in 2007, expenses consisted of $844,917 in consulting expenses, legal and professional expenses of $169,124, salary and payroll expenses of $19,132 and travel expenses of $188,658. Of the consulting expenses, $390,000 was for related party consultants, including $210,000 to Larry Hunt and $180,000 to CJ Douglas.

Net Loss

For the year ended December 31, 2008, including the expense recorded for the stock issued for services detailed above, we experienced a $98,691,302 net loss compared to a $39,132,611 net loss for the prior year. Excluding the expense related to the shares issued for services, losses increased in the 2008 fiscal year because we were attempting to expand operations but had little funds to operate and used shares in lieu of cash compensation. For the year ended December 31, 2008, in addition to the operating expenses outlined above, we had $79,885 in interest expenses, primarily for interest on loans. For the year ended December 31, 2007, in addition to the operating expenses outlined above, we had $8,329 in interest expenses, primarily for interest on loans, and $41,357 in a loss on the extinguishment of an unsecured promissory note outstanding since 2000 (see Note 6 to the audited financial statements).

Since inception, through December 31, 2008, we have incurred net losses totaling $139,337,163 due primarily to the issuance of stock for services plus interest expense on loans and the extinguishment of debt.

For the Years Ended December 31, 2007 and 2006

Operating Expenses

Our operating expenses for the year ended December 31, 2007 totaled $39,082,925, compared to $17,098 for the prior year.  The primary component of our 2007 expense and the increase over the prior year was shares issued for services. Of the total expenses, $29,726,000 was recorded as an expense for the share-based compensation of 7,640,000 common shares issued to our directors as an incentive to serve on the board and to related parties for services, as well as an additional $8,445,127 in expense for share-based compensation to our CEO and president with the remaining expense attributable to common shares to unrelated third party consultants for services.

Other than the expense recorded for stock compensation in 2007, expenses consisted of $844,917 in consulting expenses, legal and professional expenses of $169,124, salary and payroll expenses of $19,132 and travel expenses of $188,658. Of the consulting expenses, $688,452 was for related party consultants and $156,456 was for unrelated third party consultants.  In the same period in fiscal 2006, our expenses were $17,098 for general operating and travel expenses.

Net Loss

For the year ended December 31, 2007, including the expense recorded for the stock issued for services detailed above, we experienced a $39,132,611 net loss compared to a $23,359 net loss for the prior year. Excluding the expense related to the shares issued for services, losses increased in the 2007 fiscal year because we had virtually no operations for fiscal 2006. For the year ended December 31, 2007, in addition to the operating expenses outlined above, we had $8,329 in interest expense , primarily for interest on loans, and $41,357 in a loss on the extinguishment of an unsecured promissory note outstanding since 2000 (see Note 5 to the audited financial statements). In the prior year, we had $6,261 in interest expenses related to loans.

Since inception through December 31, 2007 , we have incurred net losses totaling $40,645,861 due primarily to the issuance of stock for services plus interest expense on loans and the extinguishment of debt.

For the Three and Six Months Ended June 30, 2009 and 2008

Revenues

We have had no revenues for the three months and six months ended June 30, 2009 and 2008 and do not anticipate any significant revenues for approximately twenty-four months, as stated above.

Operating Expenses

Our operating expenses for the three and six months ended June 30, 2009 totaled $4,925,109 and $11,047,638 respectively, compared to $40,081,746 and $64,252,773, respectively, for the same periods in the prior year.  The primary component of the operating expenses in both periods was for shares issued for services.  The significant decrease in compensation expense for the 2009 fiscal periods is due to  the differences in shares prices and number of shares and warrants issued in each year.

During the six months ended June 30, 2009, we issued 200,000 shares to AlphaTrade, an unrelated third party consultant, for public relations services valued at $470,000,  issued 250,000 shares to DeHeng Law Firm, our China legal representation, for legal services valued at $625,000, issued 16,666 shares to Douglas Hague for services valued at $81,663.

Effective April 24, 2008, we entered into an exclusive agreement for Cappello Capital to assist us with financial advisory services, specifically the raising of capital through various potential transactions, including, but not limited to, private placements, strategic alliances, sale or merger, divestitures, recapitalization, or strategic acquisition. The agreement provided for us to compensate Cappello Capital through warrants with an exercise price of $0.05 per share to purchase up to 5% of the Company on a fully diluted basis, with 2% of the warrants being due at the time of the signing of the agreement. Additionally we would be required to pay Cappello Capital a percentage of any financial transaction closed during the term of the agreement. We exercised our cancellation option on September 24, 2009 with Cappello Capital without any transaction being completed.  However, under the terms of the agreement, Cappello exercised their signing warrants for a total of 8,814,483 common shares.  The shares were issued February19, 2009, and the issuance caused us to record a gain of $7,598,481 for the six months ended June 30, 2009.  See Note 6 of the attached financial statements. The derivative value at each measurement date and the resulting gain or loss from the change in value is determined using the Black Scholes option pricing model.  When our stock price goes up, our derivative value tends to increase and when our stock price goes down our derivative value tends to decrease.  Our stock price went down between January 1, 2009 and February 19, 2009 which caused the liability to decrease resulting in the gain.  There were no derivatives at June 30, 2009.

Other than the expense recorded for stock compensation during the three and six months ended June 30, 2009, operating expenses consisted of $101,458 and $248,038 in general and administrative expenses.  In the same periods in 2008, our other operating expenses included $154,512 and $267,011 in general and administrative expenses and $24,389 and $228,509 in research and development expenses.

In 2008, we recorded compensation to the Chairman and Board of Directors consisting of a one-time award of 170,000 restricted shares each, plus $1,000, or $3,000 per meeting, respectively, for either telephone or in-person attendance at monthly meetings. The value of the stock award was determined based on the market price of our stock as of the date of award.  All Board of Directors’ cash fees have been accrued as of this date.  Our CEO and President, Doug Hague is not compensated for his participation on our Board, however, he has an employment agreement that includes an irrevocable stock option equal to 5% of the total issued shares as of January 1, 2008, which are awarded over a three year period, based on continued employment and performance.

We have elected to retain the services of two consultants, Larry Hunt and CJ Douglas, who were contracted originally to our predecessor company, Saudi American Minerals, Inc. Larry Hunt is related party who provides us with international and domestic business development related services. He is a long-time mine owner who is recognized as a leading expert on coal and other fossil fuels extraction and processing based on experience  gained over 45 years of hands-on coal mining management and implementing production improvement processes. He is the architect behind our patented technology and also our founder, and was instrumental in developing our early market entry strategy for China. CJ Douglas is a shareholder who provides services that support the Company’s administrative, investor relations, and accounting functions.

Net Loss

For the three and six months ended June 30, 2009 we experienced net losses of $4,949,621 and $3,498,612.  We had losses from operations of $4,925,109 and $11,047,638, respectively, as outlined above, and interest expense of $24,512 and $49,455.  For the prior year periods, we had net losses of $40,108,267 and $64,279,294, respectively, due primarily to the share-based compensation detailed above.

We anticipate losses from operations will increase during the next twelve months due to anticipated increases payroll expenses as we add necessary staff and increases in legal and accounting expenses associated with becoming a reporting company.  We expect that we will continue to have net losses from operations for several years until revenues from operating facilities become sufficient to offset operating expenses, unless we are successful in the sale of licenses for our technology.

Liquidity and Capital Resources

We have had no revenues since inception.  We have obtained cash for research and development activities and operating expenses through advances and/or loans from affiliates and stockholders.  Our technology has not yet been installed in an operating commercial facility and we anticipate it will be a minimum of 12 to 18 months until the first operational plant to be constructed with the Sino-Mongolia International Railroad Systems, Co. Ltd. of Inner Mongolia Autonomous Region, PRC (SMIRSC) our Chinese joint venture partner, is completed. This time frame represents a delay in our original estimate for the beginning of the initial construction of the facility due primarily a delay in obtaining the Chinese government approval of the Feasibility Study that is a prerequisite to the approval of our Cooperative Joint Venture Agreement (CJVA). The Feasibility Study was completed by the Shanghai Chemical Engineering Incorporation (SCEI) in April, 2009, and the Chinese Government’s Certificate of Approval that was issued on June 5, 2009. We are currently awaiting the project’s final approval by the Chinese Government which we anticipate sometime during the third quarter of fiscal 2009.  Once this approval is obtained we will be able to complete the final design and commence construction, which we hope will begin by year end. Once the plant is completed and fully operational, we should begin to receive our 25% partnership share of some revenues from plant operations but we cannot predict exactly when those revenues will start.

Net Cash Provided by Operating Activities.  Our primary sources of operating cash during the six months ended June 30, 2009 was loans from related and unrelated parties.  Loans are in the form of notes which bear a 10% interest rate and 24-month maturity. Our primary uses of funds in operations were payments made to our consultants and employees, as well as travel and office expenses.

Net cash used in operating activities was $22,769 for the six months ended June 30, 2009 compared to net cash used of $89,543 for the same period in 2008.  The decrease in cash used in operating activities in 2009 was due primarily to fewer operating expenses as the company has not been active in 2009 due to limited funding. Non-cash items included shares issued for services valued at $10,438,216, depreciation expense of $102 and a gain on derivative liability of $7,598,481. During the six months ended June 30, 2009, we experienced an increase in accounts payable of $78,091, an increase in related party payables of $505,862 and an increase in accrued liabilities of $52,053.  Net cash used in operating activities from inception through June 30, 2009 totaled $1,831,407.

Net Cash Used In Investing Activities.   We did not engage in investing activities for the six months ended June 30, 2009 or 2008.  From inception through June 30, 2009, net cash used in investing activities totaled $11,339 for the purchase of fixed assets and a deposit.

Net Cash Provided by Financing Activities ..  Net cash provided by financing activities during the six months ended June 30, 2009 totaled $22,000, consisting of loans from third parties and advances from related parties.  Net cash provided by financing activities during the six months ended June 30, 2008 totaled $103,961 consisting of loans from related parties. From inception through June 30, 2009, net cash provided by financing activities totaled $1,843,575 due to loans and advances from related and third parties.

Cash Position and Outstanding Indebtedness

Our total indebtedness at June 30, 2009 was $3,123,994, consisting of current liabilities of $3,123,994.  Current liabilities consist primarily of accounts payable, accounts payable to related parties, advances from related parties, short-term debt and accrued expenses.  At June 30, 2009, we had current assets of $829 in cash.  We had property, plant and equipment (net of accumulated depreciation) of $841 and a deposit of $5,000 at June 30, 2009.

Contractual Obligations and Commitments

The following table summarizes our contractual cash obligations and other commercial commitments at June 30, 2009.

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years

Facility lease (1)	$43,030	$39,720	$3,310	$-	$-
SMIRSC contract (2)	8,333,000	1,670,000	6,660,000	-	-
Total contractual cash obligations	$8,376,030	$1,709,720	$6,663,310	$-	$-

(1)  Our lease term runs until May 31, 2010, at a minimum monthly rate of $3,310 per month for approximately 1,450 square feet.

(2) In December 2008, we signed a JV agreement with SMIRSC that requires us to make an initial payment of $1,670,000 for our initial registered capital contribution within 90 days after the final approvals, with a balance of $6,660,000 payable within 24 months. Although we do not yet have a date certain for the final approvals, we believe it will be prior to December 31, 2009.

Based on our current operational costs, we will need approximately $5,000,000 to fund our operations for the next 12 months, and a similar additional amount to continue operations for the following twelve months, or until the initial plant is up and running.  We are contractually required to provide approximately $1,670,000, representing the first 20% of our partnership contribution, within ninety days the Chinese government issuing their final approval of our project – The pre-requisite feasibility study was completed in April, 2009, and our Certificate of Approval (Operating License) was issued by the Inner Mongolia government on June 5, 2009. We expect to receive the final approval t sometime in the third quarter of fiscal 2009, as described above. The remaining portion of our funding for the joint venture will be due within twenty-four months of our receipt of the final government approval.  Accordingly, we estimate we need to raise $5,000,000 for the balance of 2009, and $13,400,000 for 2010 in order to meet our funding commitments and continue operations.

At this filing date, we do not have firm commitments for funding but intend to seek sufficient debt or equity funding to meet both our capital contribution deadlines and funding sufficient for our operations. We are actively pursuing technology license agreements and royalty arrangements in order to begin construction of other facilities without incurring the capital costs associated with the construction of future plants. Our engineering consultant, Benham Companies, LLC (“Benham) has tentatively estimated construction costs for each one million short ton coal cleaning facility of approximately $150 million (excluding land costs). We are in discussions with several interested parties who may fund some or all of the estimated costs but have no definitive agreements in place.

Under the terms of our consulting agreement with Benham, we are obligated to pay to Benham a fee representing five percent of all gross revenues received by us from the sale of our technology, the operation of franchised plants utilizing the technology or revenue received on any other basis that is related to the technology. This fee will remain in effect for a period of 15 years, commencing from the date that we receive our initial revenue stream from the Chinese operations.

SMIRSC previously provided us with documentation supporting its financial viability through an $8 billion line of credit with the state-owned China Development Bank.  However, the economic situation in China has deteriorated with the general decline in the world marketplace.  While we believe this project is of particular importance to both SMIRSC and the Chinese government, any change in SMIRSC’s ability to meet its funding obligations would place the whole project in serious jeopardy.

Off-Balance Sheet Arrangements

We have not and do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of establishing off-balance sheet arrangements or other contractually narrow or limited purposes. Therefore, we do not believe we are exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Item 3. Properties

We lease office space at 12518 W. Atlantic Blvd, Coral Springs, Florida 33071, our executive office.  The lease term runs until May 31, 2010, at a monthly rate of approximately $3,200 per month for approximately 1,450 square feet.  We believe this space is adequate for our immediate needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, to the best of the Company's knowledge, as of August 1, 2009 , with respect to each person known by the Company to own beneficially more than 5% of the 423,606,979 shares of our issued and outstanding common stock, as well as the beneficial ownership of each director and officer and all directors and officers as a group.

Name and Address	Amount and Nature of	Percent of
of Beneficial Owner	Beneficial Ownership	Class (1)
Larry Hunt 1761 NW 127th Way Coral Springs, FL 33071	68,844,283 (2)	16,25%
	Amount and Nature of	Percent of
Officers and Directors	Beneficial Ownership (4)	Class (1)
Douglas Hague, CEO, President, Director	6,250,000	1. 47%
Edward Jennings, Director	1,700,000	0.4 0%

Mitch Shapiro, Director	1,250,000	0.20%
Stewart Ashton, Director	1,300,000	0.26%
Richard Young, Director	1,500,000( [3] )	0.3 5%

All directors and officers as a group (6 persons)	12,000,000	2.83%

(1) Based upon 409,190,980 shares of common stock outstanding on September 30, 2008.

(2) Includes 25,690,350 shares held by spouse and 664,000 shares held by minor children. The listed owner does not have the right to acquire any additional shares within 60 days through the exercise of options, warrants, rights, conversion privileges or otherwise.

(3)  Held by the Young Family Trust of which Mr. Young is trustee.

  (4) None of the shares listed are pledged as security. None of the above has the right to acquire any additional shares within 60 days through the exercise of options, warrants, rights, conversion privileges or otherwise.

Item 5. Directors and Executive Officers

The executive officers and directors of the Company are as follows:

Name	Age	Position
Douglas Hague	62	CEO, President, Director
Edward Jennings	71	Chairman of the Board

Mitch Shapiro	58	Director
Stewart Ashton	54	Director
Richard Young	63	Director, Secretary

Certain biographical information with respect to our officers and directors is set forth below.

Douglas Hague has been CEO and President since January, 2008.   He joined the Company as COO in September 2007 after working as a consultant for Clean Coal Systems in August 2007. Before joining the Company, from March 2006 to August 2007 he was self employed in a family business specializing in retractable and motorized screens. from October 2001 to March 2006 , Mr. Hague was Corporate Vice President for SAIC (Science Applications International Corp.) where he was responsible for developing and directing the company’s international strategy and  business development efforts, including SAIC’s entry initiatives for the China and India markets.  He has held senior management positions in marketing, sales, consulting and professional services organizations over a career of over 30 years, encompassing a similar number of countries.  Previous engagements include clients within the Energy, Financial, Government, and Manufacturing segments within both the private and public sectors. From 1997 to 2001 Mr. Hague was Vice President & General Manager for Xerox, and Xerox Connect’s industry consulting operations for international developing markets, and the US respectively. From 1994 to 1997 was Managing Principal for Unisys Corporation responsible for consulting and outsourcing services in Latin America, Eastern Europe, Africa, and the Pacific Rim. He has travelled extensively and has an excellent appreciation of business and social practices associated with his work in over 25 countries, including China which he first visited in 1986. Mr. Hague has also developed and facilitated leadership training and management courses, and has been a frequent guest speaker at numerous conferences and industry events.  He holds the equivalent of a Bachelor of Science Degree in Business Administration from GPO College, Zimbabwe (formerly Rhodesia), and City & Guilds, London.

Dr. Edward Jennings is currently the Chairman of the Board for the Company. He was previously President Emeritus and Professor of Finance at Ohio State University. For the past five years, Dr. Jennings has managed his own investments and acted as a private business consultant to non-related interests .. Dr. Jennings was engaged in several university leadership assignments including President, Ohio State University, 1981-1990; President, University of Wyoming, 1979-1981; and Vice President of Finance and University Studies, University of Iowa, 1976-1979. He has had faculty assignments at the University of Iowa, University of Dar Es Salaam, and the University of Hawaii. Dr. Jennings has been widely published in major academic journals and is the co-author of a basic investment textbook now in its fourth printing. He has traveled extensively in the Far East, Europe, and Africa on various trade missions, and assisted in the development of academic ties with numerous international universities. Education: University of North Carolina, BS in Industrial Management; Case Western Reserve University, MBA in Finance; University of Michigan, Ph.D. in Finance.

Mitchell Shapiro is currently the Managing Partner and CEO of Architecting the FutureTM , a consulting and private equity firm that serves universities and corporations in implementing significant transformations and building competitive advantage, a position he has held since September 2008.  Mr. Shapiro served as Dean of the School of Business at the University of Indianapolis, Indianapolis, Indiana from July 2004 until September 2008. ..  From 1999-2004, Mr. Shapiro served a variety of companies in connection with his leadership of First Insight Value Acceleration Services, Cincinnati, Ohio, a business consulting firm. From 2002 to 2004, he was a board member of OMERIS, Columbus, Ohio, the state-funded entity responsible for enhancing Ohio's global leadership position in life sciences, biotech, medical devices, pharmaceuticals and healthcare.  From 1996 to 2004, Mr. Shapiro was a principal and board director for Arexis Pharmaceuticals and OralTech, Inc., Cincinnati , Ohio. From 2000 to 2001, he also served as President and Vice Chairman of Molecular Robotics, Inc., Los Angeles, California, a nano technology commercialization company.  From 1996 to1999, he was Managing Director of Generic Trading/Carlin Equities, Cincinnati, Ohio. From 1992 to1995, he served as a director for Neuromedical Systems, Inc. From 1986 to 1996, he was President of T-Shirt City, Inc., Cincinnati, Ohio , and major wholesale distributor , and from 1984 to1986, he was President of The Galt Group, Inc. Cincinnati, Ohio.  He has held positions as Associate Professor of Management and Director of the Master of Business Administration Program at Northern Kentucky University as well as positions at SUNY Buffalo, New York, and Temple University, Philadelphia, Pennsylvania.  Mr. Shapiro earned a Ph. D. in Business Administration (1976) from The Ohio State University, Columbus, Ohio, an M.B.A. from the College of Administrative Science (1975) The Ohio State University, and a B.A. in Political Science (1972) from the University of Cincinnati, Cincinnati, Ohio

Stewart Ashton has been President and General Partner of New River Energy Resources, LLC, a Cincinnati, Ohio coal sales and transport company, since 2000.  From 1976 to 1999, Mr. Ashton was a n owner/partner in Smith Coal Processing, Manchester, Kentucky.  From 1978 to 1979, he also served as Vice-president of Sales for New River Fuel Company, Middlesboro, Kentucky.  From 1975 to 1977, Mr. Ashton worked in coal sales and coal mining with several Kentucky coal companies.

Richard Young has been the manager Dinamite Auto Sales, LLC, Inez, Kentucky, from March 1999 to present. From July 2005 to May 2007, he also served as Vice President for Hannah Energy, Inc.

From January 1996 to November 1998, he was President Mid American Printing, Louisa, Kentucky.  From November 19 8 8 to May 1991, he served as President of Alma Energy, Inc., Warfield, Kentucky.  From September 1978 to August 1990, Mr. Young was manager of Kentucky Cable TV, Inc. From April 1977 to December 1980, he was president B-Y Mobile Homes, Inc. Inez, Kentucky. Prior to that time, he worked as a property developer, has owned and operated a furniture store and a car sales lot, and taught as a school teacher in Warfield, Kentucky. Mr. Young earned a BA in Business, Economics and Sociology from Morehead State University, Morehead, Kentucky (1968).

All directors will hold office until the next annual meeting of stockholders (currently estimated to be held before the end of  2009) and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. Vacancies on the Board of Directors during the year may be filled by the majority vote of the directors in office at the time of the vacancy without action by the stockholders.

At this filing date, we have not yet formed board committees.  The entire board of directors acts as the audit committee.  We have not adopted a Code of Ethics for our officers, directors and employees but one is under consideration and we expect to adopt it in fiscal 2009.

 We compensate our non-employee directors for monthly meetings at a rate of $1,000 for meetings via conference call and $3,000 for in-person meetings.  In addition, each non-employee director is entitled to an annual fee of $5,000, prorated by the number of meeting attended in that year. In 2008, all meetings other than one have been via telephone conference. Directors are also reimbursed for expenses incurred in connection with their board service.  In addition to the above annual compensation, in December 2007, all directors received a onetime award of 190,000 shares of our restricted common stock for agreeing to serve on our board, which subject to the subsequent 5:1 forward spilt approved and implemented by the company on February 8, 2008, now represent 950,000 restricted shares for each director. To date, all cash fees due to directors are being accrued pending the receipt of additional funding. As of June 30, 200 9 , $141,500 has been accrued as director compensation. Officers are appointed annually by our Board of Directors and each executive officer serves at the discretion of the Board. We do not yet have any standing committees and the entire board acts as the audit committee. The board has one regularly scheduled meeting per month and may schedule additional meetings as necessary.

No director or officer has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

All of our present non-employee directors, have other employment or sources of income and will routinely devote only such time to the Company necessary to maintain its viability. It is estimated that each director will devote approximately 2 days per month to the Company's corporate activities.

Currently, there is no arrangement, agreement or understanding between the Company's management and non-management stockholders under which non-management stockholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's stockholders. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current officers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

Key Consultant

The inventor of our technology, Larry Hunt, is a key consultant. Mr. Hunt has owned and operated coal mines worldwide for 45 years and has vast experience with various coal-related technologies. The founder of Clean Coal Technologies, Inc., Mr. Hunt was the architect behind the company’s patented technology.  He is a long-time mine owner who is recognized as a leading expert on coal and other fossil fuels extraction and processing based on experience  gained over 45 years of hands-on coal mining management and implementing production improvement processes. He has led international participation in various coal mining consulting and business ventures, including in Egypt and Indonesia. From 1988-1993, he owned and operated Dark Hill Enterprises (3 mines) Robison Creek, KY. From 1992-present, he entered into a business of developing and completing a clean coal technology and his patent was approved in September 2002.  He is also President & CEO of HMM Technology, Inc. which holds several technologies in various stages of development and some have approved patents. Mr. Hunt currently serves as President and CEO of Enviro Fuels Manufacturing, Inc., and as a consultant to Clean Coal Technologies, Inc., the successor company to Saudi American Minerals, Inc., in which he is the major shareholder. From 1993- 2001, Mr. Hunt also served as President & CEO of Saudi American Minerals, and Consolidated Energy International, operating and doing business in Egypt, and Saudi Arabia. After September 11, 2001, Mr. Hunt resigned as President& CEO of Saudi American Minerals and Consolidated Energy International to pursue coal mining and oil & gas exploration and production ventures in Eastern Kentucky.

Item 6. Executive Compensation

  Compensation Discussion and Analysis

At this time, we do not have a compensation committee or a fully developed compensation policy. We have only one executive officer, our CEO and president.  His employment agreement was negotiated by the board of directors with the terms based on the board’s assessment of his qualifications and requirements.

We anticipate establishing a compensation committee sometime in the next 12 months.  The following Compensation Discussion and Analysis describes prospectively the expected duties, responsibilities and role of our future Compensation Committee as well as the material elements of our planned compensation for our future executive officers.  The information below provides the description of compensation policies that we intend to make applicable to executive officers and other highly compensated individuals under employment and/or consulting arrangements in the future.

Planned Objectives of Our Compensation Program

The primary objective of our compensation program, including our executive compensation program, will be to maintain a compensation program that will fairly compensate our executives and employees, attract and retain qualified executives and employees who are able to contribute to our long-term success, encourage performance consistent with clearly defined corporate goals and align our executives’ long-term interests with those of our stockholders. To that end, our future compensation practices will be intended to:

1.

Tie total compensation to the Company’s performance and individual performance in achieving financial and non-financial objectives; and

2.

Align senior management’s interests with stockholders’ interests through long-term equity incentive compensation.

Expected Role of the Compensation Committee

The Compensation Committee, once formed, will determine the compensation of our Chief Executive Officer and, in consultation with the Chief Executive Officer, our other executive officers. In addition, the Compensation Committee will be responsible for adopting, reviewing and administering our compensation policies and programs, including any cash bonus incentive plan or equity incentive plan that we may adopt.  We anticipate that our Compensation Committee will adhere to a compensation philosophy that (i) seeks to attract and retain qualified executives who will add to the long-term success of the Company, (ii) promotes the achievement of operational and strategic objectives, and (iii) compensates executives commensurate with each executive’s level of performance, level of responsibility and overall contribution to the success of the Company.

In determining the compensation of our Chief Executive Officer and our other executive officers, the Compensation Committee expects to consider the financial condition and operational performance of the Company during the prior year. In determining the compensation for executive officers other than the Chief Executive Officer, the Compensation Committee plans to consider the recommendations of the Chief Executive Officer.

The Compensation Committee will review the compensation practices of other companies, based in part on market survey data and other statistical data relating to executive compensation obtained through industry publications and other sources. The Compensation Committee does not intend to benchmark the Company’s compensation program directly with other publicly traded companies or other companies with which we may compete for potential executives since some of these competitors are privately held companies for which executive compensation information may not be available. However, the Compensation Committee intends to compare our executive compensation program as a whole with the programs of other companies for which survey data is available, and will also compare the pay of individual executives if the jobs are sufficiently similar to make the comparison meaningful. The Compensation Committee plans to use such survey data primarily to ensure that our executive compensation program as a whole will be competitive.

Components of Future Executive Compensation

We anticipate that our future executive employment agreements will provide that employees will be compensated by salary and bonus, with bonuses potentially including cash and equity components.  The specific elements of the future compensation program are not determined but will most likely include base salary, an annual cash performance bonus and long-term equity incentives. Our compensation program will be designed to provide our executives with incentives to achieve our short- and long-term performance goals and to pay competitive base salaries. Each executive officer’s current and prior compensation will be considered in setting future compensation.

In addition, we expect employment agreements with our executive officers to provide for other benefits, including potential payments upon termination of employment. Once established, the compensation committee will consider all of the above components in determining the exact makeup of the total executive compensation package as well as the factors to be applied in establishing each component.

Perquisites and Other Benefits

At this time, we do not expect to provide perquisites or personal benefits to future executive officers, other than the payment of health insurance premiums.

Employment Agreements

On November 1, 2007, we entered into an oral employment agreement with Douglas Hague as our President and Chief Executive Officer.  This oral agreement was formalized by a written agreement effective January 1, 2008.  Under the agreement, Mr. Hague received 5,000,000 shares of stock and is entitled to additional stock of 15,404,549 shares, to be awarded as follows: 33% on December 31, 2008, 33% on December 31, 2009 and 33% on December 31, 2010 contingent upon employment with us on each date. We calculated the value of the award based upon the closing stock price on the reporting date December 31, 2007 and are expensing the award over the award periods.

In the event his employment terminates for any reason whatsoever prior to full vesting of each annual bonus period, then any such bonus rights not yet completed and accrued shall be terminated.  The vesting of the bonus shares is accelerated if there is a change of control and Mr. Hague does not continue in his current position. Mr. Hague is also entitled to a monthly automobile allowance of $750, plus healthcare benefits.

We have not entered into employment agreements with any of other our officers, directors, or any other persons and no such agreements are anticipated in the immediate future. Our non-employee directors will defer any cash compensation until such time as business operations provide sufficient cash flow to pay cash compensation.

Other Key Employees and Consultants

We have an oral consulting agreement with Larry Hunt, a major shareholder, to provide technology consulting, international and domestic business development services to us on a month-to-month basis, at $17,500 per month.  We have a oral consulting agreement with CJ Douglas, a shareholder who provides services that support our administrative, investor relations, and accounting functions on a month-to-month basis, at $15,000 per month.

The terms of the agreements described above were negotiated by and between the individuals and our board of directors based on the qualifications and requirements of each individual and the needs of the company, however, the negotiations may not be deemed to have been at arms length.

Employee Benefits

When we have adequate financing, we intend to offer employee health insurance benefits coverage to provide our workforce with a reasonable level of financial support in the event of illness or injury. It is our intention to offer health insurance benefits to all full time employees, including executive officers.

Accounting Matters

We have adopted the provisions of SFAS 123(R), which requires the fair value of options to be recorded as compensation cost in the consolidated financial statements. In the event that we decide to include options in our future compensation package, the issuance of options will likely result in additional compensation costs being recognized.

Stock Ownership Requirements

The Board of Directors has encouraged its members to acquire and maintain stock in the Company to link the interests of such persons to the stockholders. However, the Board of Directors has not established stock ownership guidelines for members of the Board of Directors or the executive officers.

We have accrued directors’ fees since September 2007. The related expense included in operating expenses totaled $171,333 for the year ended December 31, 2008 and $32,586 for the six months ended June 30, 2009.

The Company has not adopted any other bonus, profit sharing, or deferred compensation plan.

  The following table sets forth, for the last three years, the dollar value of all cash and non-cash compensation earned by the Company’s named executive officers.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary (1)		Bonus		Stock Awards (2)		Option Awards		All Other Compensation		Total
Douglas Hague, CEO and President	2008 2007 2006	$ $ $	219,002 41,666 n/a	$ $ $	50,000- - -	$ $ $	25,449,514 8,445,127 -	$ $ $	- -	$ $ $	- - -	$ $ $	25,718,516 8,486,793 -
Mitch Shapiro, CEO and President	2008 2007 2006	$ $ $	- - n/a	$ $	- - -	$ $ $	- 80 -	$ $ $	- - -	$ $ $	- - -	$ $ $	- 80 -

(1)

The President and CEO has received a total of $50,000 in cash and has accrued compensation totaling $430,166.67 as of June 30, 2009.

 (2)

Stock award to Douglas Hague is per his employment agreement whereby he is entitled to a stock bonus of common shares. The stock is to be awarded as follows: 33% on December 31, 2008, 33% on December 31, 2009 and 33% on December 31, 2010 contingent upon continued employment with us on each date. The value of the award is based upon the closing stock price on the reporting date December 31, 2007. A total of $37,383,878 and $8,445,127 was recognized as share-based compensation under this award for the years ended December 31, 2008 and 2007, respectively.

The following table sets forth, for the previous year, the dollar value of all cash and non-cash compensation for the Company’s directors.

DIRECTOR COMPENSATION

Name	Year	Fees (1) Earned or Paid in Cash	Stock (2) Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation	All Other Compensation	Total
Stewart Ashton	2008	$	$19,000	$	$	$	$	$19,000
Carl Baker (3)	2008	$	$7,083	$	$	$	$	$7,083
Ed Jennings	2008	$	$14,750	$	$	$	$	$14,750
Jay Lasner(3)	2008	$	$19,000	$	$	$	$	$19,000

Dilo Paul (3)	2008	$	$4,250	$	$	$	$	$4,250
Mitch Shapiro	2008	$	$19,000	$	$	$	$	$19,000
Aaron Stein (3)	2008	$	$4,250	$	$	$	$	$4,250
Richard Young	2008	$	$19,000	$	$	$	$	$19,000

(1)

The cash fees have been accrued.

(2)

Represents market price of the stock on the date of issuance. Shares issued prior to October 12, 2007 were valued at par.

(3)

Former director

Item 7. Certain Relationships and Related Transactions, and Director Independence

Agreements

We have an oral consulting agreement with Larry Hunt, a major shareholder, to provide technology consulting, international and domestic business development services to us on a month-to-month basis.  The services are currently valued at $17,500 per month. Mr. Hunt is a long-time mine owner who is recognized as a leading expert on coal and other fossil fuels extraction and processing based on experience  gained over 45 years of hands-on coal mining management and implementing production improvement processes. He is the architect behind our patented technology and also our founder, and was instrumental in developing our early market entry strategy for China.

We have a oral consulting agreement with CJ Douglas, a shareholder who provides services that support our administrative, investor relations, and accounting functions on a month-to-month basis.  Mr. Douglas has acted in a support capacity for us since inception.  His services are currently valued at $15,000 per month.

The terms of the consulting agreements described above were negotiated by and between the individuals and our board of directors based on the qualifications and requirements of each individual and the needs of the company, however, the negotiations may not be deemed to have been at arms length.

On November 1, 2007, we entered into an employment agreement with Douglas Hague as our President and Chief Executive Officer as described above in Executive Compensation. The terms of the agreement were negotiated by Larry Hunt and C. J. Douglas as major shareholders of the new Company, in conjunction with the Company’s Board of Directors.

Share issuances for services

On July 10, 2008, we issued 100,000 common shares to Alpha Trade.Com, a non related party, for consulting services valued at $360,000. Terms were reached by and between Alpha Trade.Com and Clean Coal, negotiated on behalf of the company by Doug Hague, the Company President.

On March 17, 2008, C. J. Douglas, a related party shareholder of Clean Coal transferred 400,000 common shares of Clean Coal from his personal holdings to an unrelated third party for consulting services performed for Clean Coal. The transaction was accounted for as a cancellation of 400,000 common shares and the issuance of 400,000 shares for services valued at $1,232,000. Terms were reached by and between Jim Painter III and C. J. Douglas, negotiated on behalf of the company by C. J. Douglas and approved by Doug Hague, the Company President.

During the year ended December 31, 2007, we issued 15,100,000 shares to related parties for consulting services, including 5,000,000 to Jay Lasner for services, 2,500,000 to Dilo Paul for services prior to becoming a director of the company and 50,000 to C. J. Douglas for services and  the remaining 7,550,000 shares were issued as follows: 5,000,000 to Douglas Hague  as the first payment of shares on his employment agreement, 850,000 to Dilo Paul to serve on the board of directors, 850,000 to Edward Jennings to serve on the board of  directors and 850,000 to Carl Baker to serve on the board of directors. Terms were reached by the individuals, negotiated on behalf of the Company by Larry Hunt and C. J. Douglas, major shareholders.

During the year ended December 31, 2006, we issued 37,500,000 shares to related parties for technology, administrative and business consulting services, including 22,500,000 to Larry Hunt, our chief technology consultant and a major shareholder, 12,500,000 to CJ Douglas, an administrative consultant and shareholder and 2,500,000 to Jay Lasner, a director who also performed consulting services.  Terms were reached by negotiating for consulting services for a period of three years when the Company was trying to sell the Patent and, negotiated on behalf of the Company by its board of directors.

Debt from related parties

During March 2009, we were relieved of our obligation to repay principal of $66,215 and accrued interest of $3,338 by a shareholder of Clean Coal. The extinguishment is shown on the Statement of Stockholders’ Deficit as “forgiveness of related party debt”.

A summary of the debt from related parties outstanding as of June 30, 2009 is as follows (all of which is unsecured):

Date of	To	Maturity	Interest	Principal
Note	Whom	Date	Rate	Balance
June 1, 2001	Neal Goodfriend	Due on demand	10%	$ 7,500
April 3, 2008	C J Douglas	April 3, 2010	10%	103,961
April 15, 2008	Larry Hunt	April 15, 2010	10%	104,959
June 30, 2008	C J Douglas	June 30, 2010	10%	266,770
June 30, 2008	Larry Hunt	June 30, 2010	10%	247,305
June 30, 2008	ERC	June 30, 2010	10%	252,641
				$ 983,136

Advances from related parties

At June 30, 2009, unpaid advances from related parties totaled $77,000. Advances from related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Accounts payable from related parties

At June 30, 2009, unpaid services provided by related parties totaled $1,500,612, which was included in accounts payable from related parties.

Directors Edward Jennings and Stewart Ashton are deemed to be independent as that term is defined by the SEC.  Director Jay Lasner has acted as a business consultant in addition to his services as a director and may not be considered to be independent.  Mitchell Shapiro served as our CEO and President from September 2007 to December 2007, and is therefore not considered to be independent.  Douglas Hague, our CEO and President, is not independent.

Item 8. Legal Proceedings

The Company is named as a defendant in a lawsuit filed on December 15, 2008 in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida, case number 0860922.  The suit appears to be a dispute regarding a private transaction or transactions possibly involving stockholders of the Company.  The Company does not believe the inclusion of the Company in litigation over a private transaction has merit but is in the process of evaluating the suit and cannot currently assess its implications, if any.

We are named as a defendant in a lawsuit filed on or about June 30, 2009 in the Second Judicial Circuit of the State of Nevada in and for Washoe County, case number 09-cv-02026.  The suit is a dispute regarding the removal of a legend on restricted stock.  We do not believe the legend removal is proper and will contest the action vigorously until one year has elapsed since our filing of a registration statement on Form 10 with the United States Securities and Exchange Commission, filed January 14, 2009, and thereafter to trial since plaintiff is seeking recovery for alleged damages caused by the refusal to remove the legend. We believe that we have meritorious defenses to all claims, however an adverse decision would materially and adversely impact us.

We are named as a defendant in an Action for Declaratory Judgment filed on or about February 24, 2009 in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida, Case No. 09-10720(09).  The action alleges that the plaintiff, First Northwest Investments, Inc., is entitled to 1.6 million shares of the Company's stock as compensation for allegedly performed services.  We vigorously dispute those claims.  A Default Final Judgment was entered against us in favor of the Plaintiff ordering release of a stock certificate for 1.6 million shares to the plaintiff and stating that such shares were entitled to be treated as free trading status under SEC Rule 144.  Pursuant to our Motion for Relief from a Final Judgment Based on Fraud, the Court entered an order July 22, 2009 stating that the shares may not be transferred nor the restrictive legend removed until further order of the Court.  No further motion or hearing is currently pending and we believe we will ultimately prevail in the matter.

We brought suit against a shareholder, the person who sold to the shareholder and at least two persons who we believe acted as brokers in the transaction(s) to enjoin the shareholder from having the legend removed from the shares prior to January 14, 2010.  The suit was filed in the United States District Court for the District of Southern Florida under Civil Action No. 09-60350.  We also intend to vigorously prosecute this action until January 14, 2010.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information

 Our common stock has traded sporadically and in limited volumes on the Pink Sheets of the National Quotation Bureau under the symbol CCTC since October 12, 2007. The following table sets forth the high and low bid prices for the Company’s common stock for the periods indicated. The prices below reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions.  Our stock was subject to stock splits of 20 for 1 on October 23, 2007 and 5 for 1 on February 8, 2008.  Prices listed are adjusted to take the above splits into account.

Quarter Ended	Low	High
June 30, 2009	$2.12	$2.32
March 31, 2009	$2.83	$3.14
December 31, 2008	$5.85	$6.53
September 30, 2008	$1.91	$9.75
June 30, 2008	$1.20	$3.25
March 31, 2008	$1.60	$15.00
December 31, 2007	$0.40	$6.10

We intend to find a market maker to make an application on our behalf to FINRA for  our shares to be quoted on the OTC Bulletin Board. The  application will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 under the Securities Exchange Act. Inclusion on the OTC Bulletin Board will permit price quotations for our shares to be published by such service. Currently, our common stock is thinly traded on the Pink Sheets.

Although we intend to have our application submitted to the OTC Bulletin Board by a market maker subsequent to the filing of this registration statement, there can be no assurance that the application will be accepted or that the shares will be traded on the OTC Bulletin Board.

If our shares are listed on the OTC Bulletin Board, secondary trading of our shares may be subject to certain state imposed restrictions. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of our securities.

The ability of individual stockholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, we have no plans to register our securities in any particular state. Further, our shares may be subject to the provisions of

Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000 by an individual, or $300,000 together with his or her spouse), are subject to additional sales practice requirements.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of stockholders to sell their shares.

We have not previously filed a registration statement under the Securities Act. Shares sold pursuant to exemptions from registration are deemed to be “restricted” securities as defined by the Securities Act. As of August 1, 2009 , out of a total of 423,606,979 shares outstanding, 421,894,843 shares are restricted securities and can only be sold or otherwise transferred pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration. Of such restricted shares, 80,844,283 ( 19%) shares are held by affiliates (directors, officers and 10% holders), with the balance of 342,762,696 ( 81%) shares being held by non-affiliates.

The 342,762,696 restricted shares held by non-affiliates will only become eligible for trading if the shares are registered or if an exemption from such registration is available.  If such shares are registered or an exemption is available, the shares, while not technically “unrestricted”, may be sold, transferred or otherwise traded in the public market without restriction, unless acquired by an affiliate or controlling stockholder of the Company. The exemption most commonly relied upon for resales of restricted securities from registration requirements has been based on the provisions of Rule 144 of the Securities Act of 1933, as amended. However, effective February 15, 2008, there were significant changes in the provisions regarding the availability of the Rule 144 exemption to holders of restricted securities of companies that either are “shell” companies or ever were shell companies. A “shell” company is defined as a company with no or nominal operations and either no or nominal assets, assets consisting solely of cash or cash equivalents, or assets consisting of cash and nominal other assets.  Because the Company merged with a shell company in November 2007, restricted stock issued by the Company falls into this category. Accordingly, Rule 144 will not be available for any of the currently restricted stock of the Company until a minimum of 12 months from the date that its Form 10 was filed with the SEC (January 14, 2009) , provided the Company remains current in its continuing filing obligations.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of a reporting company for at least six months, including any person who may be deemed to be an “affiliate” of the Company (as the term “affiliate” is defined under the Securities Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. In order for a stockholder to rely on Rule 144, adequate current public information with respect to the Company must be available. A person who is not deemed to be an affiliate of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least one year is entitled to sell such shares without regard to the various resale limitations under Rule 144. Under Rule 144, the requirements of paragraphs (c), (e), (f), and (h) of such Rule do not apply to restricted securities sold for the account of a person who is not an affiliate of an issuer at the time of the sale and has not been an affiliate during the preceding three months, provided the securities have been beneficially owned by the seller for a period of at least one year prior to their sale. For purposes of this registration statement, a controlling stockholder is considered to be a person who owns 10% or more of the Company's total outstanding shares, or is otherwise an affiliate of the Company. No individual person owning shares that are considered to be not restricted owns more than 10% of the Company's total outstanding shares.

Item 10. Recent Sales of Unregistered Securities

There have been no sales of unregistered securities in the six months ended June 30, 2009 or in the years ended December 31, 2008, 2007 and 2006.  Shares issued for services in the six months ended June 30, 2009 and in the years ended December 31, 2008, 2007 and 2006 are detailed below.

Shares Issued for Services

During the six months ended June 30, 2009, we issued 200,000 shares to AlphaTrade, an unrelated third party consultant, for public relations services valued at $470,000,  issued 250,000 shares to DeHeng Law Firm, our China legal representation, for legal services valued at $625,000, and issued 16,666 shares to Douglas Hague for services valued at $81,663.

On February 19, 2009, we issued shares to Cappello Capital through their exercise of outstanding warrants granted to Cappello on April 24, 2008. Effective April 24, 2008, we entered into an exclusive agreement for Cappello Capital to assist us with financial advisory services, specifically the raising of capital through various potential transactions, including, but not limited to, private placements, strategic alliances, sale or merger, divestitures, recapitalization, or strategic acquisition. The agreement provided for us to compensate Cappello Capital through warrants with an exercise price of $0.05 per share to purchase up to 5% of the Company on a fully diluted basis, with 2% of the warrants being due at the time of the signing of the agreement. We exercised our cancellation option on September 24, 2009 with Cappello Capital without any transaction being completed.  However, under the terms of the agreement, Cappello exercised their signing warrants for a total of 8,814,483 common shares.  The shares were issued February19, 2009, and the issuance caused us to record a gain of $7,598,481 for the six months ended June 30, 2009.  See Note 6 of the attached financial statements. The derivative value at each measurement date and the resulting gain or loss from the change in value is determined using the Black Scholes option pricing model.  When our stock price goes up, our derivative value tends to increase and when our stock price goes down our derivative value tends to decrease.  Our stock price went down between January 1, 2009 and February 19, 2009 which caused the liability to decrease resulting in the gain.

On July 10, 2008, we issued 100,000 common shares to Alpha Trade.Com, a non related party, for consulting services valued at $360,000. Terms were reached by and between Alpha Trade.Com and Clean Coal, negotiated on behalf of the company by Doug Hague, the Company President.

On March 25, 2008, we entered into a consulting agreement with McGovern Capital LLC whereby McGovern is entitled to a stock bonus of 16,363,639 common shares of Clean Coal. The shares vested as follows: 33% on March 25, 2008, 33% on August 15, 2008 and 33% on December 31, 2008. We calculated the value of the award based upon the closing stock price on the date of the agreement and have expensed the award over the vesting periods. A total of $41,727,280 was recognized as share-based compensation under this award for the year ended December 31, 2008 and is reflected in the common stock issued for services line in the statement of stockholders deficit. For the year ended December 31, 2008, 16,363,639 shares have been accounted for as issued in the statement of stockholders deficit as these were the vested shares as of December 31, 2008.

On March 17, 2008, C. J. Douglas, a related party shareholder of Clean Coal transferred 400,000 common shares of Clean Coal from his personal holdings to an unrelated third party for consulting services performed for Clean Coal. The transaction was accounted for as a cancellation of 400,000 common shares and the issuance of 400,000 shares for services valued at $1,232,000. Terms were reached by and between Jim Painter III and C. J.

Douglas, negotiated on behalf of the company by C. J. Douglas and approved by Doug Hague, the Company President.

During the year ended December 31, 2007, we issued 15,100,000 shares to related parties for consulting services, including 5,000,000 to Jay Lasner for services, 2,500,000 to Dilo Paul for services prior to becoming a director of the company and 50,000 to C. J. Douglas for services and  the remaining 7 7,550,000 shares were issued as follows: 5,000,000 to Douglas Hague  as the first payment of shares on his employment agreement,  850,000 to Dilo Paul to serve on the board of directors, 850,000 to Edward Jennings to serve on the board of  directors and 850,000 to Carl Baker to serve on the board of directors. Terms were reached by the individuals, negotiated on behalf of the company by Larry Hunt and C. J. Douglas major shareholders. In addition, 24,181,895 shares were issued to unrelated third parties for services rendered.

During the year ended December 31, 2006, we issued 37,500,000 shares to related parties for technology, administrative and business consulting services, including 22,500,000 to Larry Hunt, our chief technology consultant and a major shareholder, 12,500,000 to CJ Douglas, an administrative consultant and shareholder and 2,500,000 to Jay Lasner, a director who also performed consulting services.  Terms were reached by negotiating for consulting services for a period of three years when the Company was trying to sell the Patent and, negotiated on behalf of the company by its Officers and Directors. . In addition, 8,807,500 shares were issued to unrelated third parties for services rendered.

The Company believes that the issuances of the above restricted shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and the regulations promulgated thereunder. The transactions were issuances for services performed or in settlement of debt incurred, the transactions were all privately negotiated and none involved any kind of public solicitation. A restrictive legend was affixed to all the stock certificates issued in such transactions.

Item 11. Description of Registrant’s Securities to be Registered

Common Stock

We are authorized to issue 600,000,000 shares of common stock, par value $.00001 per share, of which 439,970,618 shares are issued and outstanding as of June 30, 2009. .. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to:

(i)

one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders;

(ii)

to participate equally and to receive any and all such dividends as may be declared by our Board of Directors out of funds legally available therefore; and

(iii)

Subject to prior rights of creditors,  in the  event of our liquidation,   dissolution  or  winding  up,  to  participate   ratably  in  the distribution  of all  our  remaining  assets.

There are no sinking fund provisions applicable to the common stock. Stockholders have no preemptive rights to acquire additional shares of our common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights.

Item 12. Indemnification of Directors and Officers

No director will have personal liability to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability.  The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty us or our  stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

Our Bylaws provide for indemnification of our directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees if they were not engaged in willful misfeasance or malfeasance in the performance of their duties; provided that in the event of a settlement the indemnification will apply only when our Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.  The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

The effect of these provisions of our Articles of Incorporation and Bylaws as described above is to eliminate our right and our shareholders (through shareholders' derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute.  We believe that the indemnification provisions in our Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to  directors,  officers  and  controlling  persons of the Company pursuant to the foregoing  provisions,  or otherwise, the Company has been advised that in the opinion of the Securities  and Exchange  Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore,  unenforceable. In the event that a claim for indemnification against such  liabilities  (other than the payment by the registrant of expenses incurred or paid by a director,  officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director,  officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been  settled by  controlling  precedent,  submit to a court of  appropriate jurisdiction the question whether such  indemnification  by it is against public policy as  expressed  in the  Securities  Act and will be  governed by the final adjudication of such issue.

Item 13. Financial Statements and Supplementary Data

The Company's financial statements for the years ended December 31, 2008, 2007 and 2006, have been audited to the extent indicated in their report by Malone & Bailey, P.C., an independent registered public accounting firm. The financial statements have been prepared in accordance with generally accepted accounting principles and are included in Item 15 of this Form 10. Please see the Financial Statements Index on page F-1.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15. Financial Statements and Exhibits

(a) Our financial statements for the years 2008, 2007 and 2006, including the report of our independent registered public accounting firm, are attached hereto beginning at page F-1 immediately following the signature page of this registration statement. Also included are our unaudited financial statements for the six months ended June 30, 200 9 and 200 8 ..

(b) Exhibits

The following exhibits are filed with this registration statement.

Description

2.1 *	Articles and Plan of Merger (SAMI and CCSI) and Share Exchange (CCSI and CCTC)
3.1 *	Articles of Incorporation
3.2 *	Bylaws
4.1 *	Specimen stock certificate
10.1 *	Benham Companies, LLC Consulting Agreement dated 12/31/07
10.2 *	Shanxi Poar Company, Ltd. Joint Venture Agreement dated 10/19/07
10.3 *	Shanghai Huayi Company MOU dated 4/16/08
10.4 *	Xingan League Administrative MOU dated 4/23/08
10.5 *	Sino-Mongolian International Railroad MOU dated 6/11/08
10.6 *	Hague Executive Employment Agreement dated 2/8/08
10.7 *	Sino-Mongolian International Railroad Cooperative Joint Venture Contract dated 12/2/08
10.8 *	McGovern Capital LLC letter agreement dated 3/25/08
10.9 *	Cappello Capital Corp agreement dated 4/24/08
10.10	Form of Promissory Note
23.1	Consent of Malone & Bailey, PC dated 8 / 21 /2009

*Previously filed with registrants Form 10, filed with the Commission on January 14, 2009.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on January 12, 2009

By:	/s/ Douglas Hague
Douglas Hague
President, CEO, and Acting Chief Financial Officer

POWER OF ATTORNEY

Previously filed with registrants Form 10, filed with the Commission on January 14, 2009.

FINANCIAL STATEMENTS INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Clean Coal Technologies, Inc. (formerly Clean Coal Systems, Inc.)

Development Stage Company

Coral Springs, Florida

We have audited the accompanying balance sheets of Clean Coal Technologies, Inc. (a development stage company) as of December 31, 2008 and 2007 and the related statements of expenses, stockholders’ deficit, and cash flows for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clean Coal Technologies, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has not generated revenue since its inception, has incurred losses in developing its business, and further losses are anticipated and has a working capital deficiency. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Malone & Bailey, PC

www.malone-bailey.com

Houston, Texas

August 21, 2009

Clean Coal Technologies, Inc.

(A Development Stage Company)

Balance Sheets

	December 31,
	2008	2007
ASSETS

Current Assets
Cash	$1,598	$1,730
Prepaid expenses	-	5,969
Total Current Assets	1,598	7,699

Property, plant and equipment, net of accumulated Depreciation of $76	943	-
Other assets	5,000	5,000
Total Assets	$7,541	$12,699

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts payable	$355,423	$239,826
Accounts payable from related parties	994,750	380,264
Advances from related parties	70,000	305,000
Accrued liabilities	66,017	10,482
Debt from related parties	7,500	107,500
Total Current Liabilities	1,493,690	1,043,072

Debt from related parties	1,041,851	-
Total Liabilities	2,535,541	1,043,072

Common stock, $0.00001 par value; 600,000,000 shares authorized, 430,689,469 and 409,090,980 shares issued and outstanding, respectively	4,307	4,091
Additional paid-in capital	136,804,856	39,611,397
Deficit accumulated during the development stage	(139,337,163)	(40,645,861)
Total Stockholders' Deficit	(2,528,000)	(1,030,373)
Total Liabilities and Stockholders' Deficit	$7,541	$12,699

The accompanying notes are an integral part of these financial statements.

Clean Coal Technologies, Inc.

(A Development Stage Company)

Statements of Expenses

				October 20, 1997
				(Inception)
				Through
	Years Ended			December 31,
	December 31,			2008
	2008	2007	2006	(Unaudited)

Operating Expenses:
General and administrative	$510,179	$343,388	$7,835	$1,458,423
Research and development	226,771	4,120	-	374,912
Consulting services	97,874,467	38,735,417	9,263	137,222,741

Loss from Operations	(98,611,417)	(39,082,925)	(17,098)	(139,056,076)

Other Expenses:
Interest expense	(79,885)	(8,329)	(6,261)	(225,745)
Other expenses	-	-	-	(13,985)
Loss on extinguishment of debt	-	(41,357)	-	(41,357)
Total Other Expenses	(79,885)	(49,686)	(6,261)	(281,087)

Net Loss	$(98,691,302)	$(39,132,611)	$(23,359)	$(139,337,163)

Net loss per share - basic and diluted	$(0.24)	$(0.17)	$(0.00)	n/a

Weighted average shares outstanding - basic and diluted	415,441,945	232,908,707	136,797,236	n/a

The accompanying notes are an integral part of these financial statements.

Clean Coal Technologies, Inc.

(A Development Stage Company)

Statements of Stockholders’ Deficit

October 20, 1997 (Inception) through December 31, 2008

with Inception to December 31, 2005 (unaudited)

						Deficit
						Accumulated
					Additional	During the
	Preferred Stock		Common Stock		Paid-In	Development	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Stage	Deficit
Balances at October 20, 1997 (Inception)	-	$-	-	$-	$-	$-	$-
Founder's shares	-	-	41,500,000	415	7,885	-	8,300
Net loss	-	-	-	-	-	(8,300)	(8,300)
Balances at December 31, 1997	-	-	41,500,000	415	7,885	(8,300)	-
Recapitalization from reverse merger - shares retained by shell owners	-	-	8,500,000	85	(85)	-	-
Common stock issued for debt	-	-	2,250,000	23	427	-	450
Preferred stock issued for debt	480,837	481	-	-	380,356		380,837
Net loss	-	-	-	-	-	(359,139)	(359,139)
Balances at December 31, 1998	480,837	481	52,250,000	523	388,583	(367,439)	22,148
Common stock issued for services	-	-	6,250,000	62	1,188	-	1,250
Net loss	-	-	-	-	-	(360,064)	(360,064)
Balances at December 31, 1999	480,837	481	58,500,000	585	389,771	(727,503)	(336,666)
Net loss	-	-	-	-	-	(307,568)	(307,568)
Balances at December 31, 2000	480,837	481	58,500,000	585	389,771	(1,035,071)	(644,234)
Common stock issued for services	-	-	14,400,000	144	2,736	-	2,880
Common stock issued for debt	-	-	1,852,900	19	387,863	-	387,882
Net loss	-	-	-	-	-	(330,337)	(330,337)
Balances at December 31, 2001	480,837	481	74,752,900	748	780,370	(1,365,408)	(583,809)
Common stock issued for services	-	-	14,000,000	140	2,660	-	2,800
Common stock issued for debt	-	-	2,404,185	24	480,813	-	480,837
Preferred stock converted to common stock	(480,837)	(481)	10,000,000	100	381	-	-
Net loss	-	-	-	-	-	(55,585)	(55,585)
Balances at December 31, 2002	-	-	101,157,085	1,012	1,264,224	(1,420,993)	(155,757)
Common stock issued for services	-	-	2,500,000	25	475	-	500
Net loss	-	-	-	-	-	(31,377)	(31,377)
Balances at December 31, 2003	-	-	103,657,085	1,037	1,264,699	(1,452,370)	(186,634)
Net loss	-	-	-	-	-	(11,970)	(11,970)
Balances at December 31, 2004	-	-	103,657,085	1,037	1,264,699	(1,464,340)	(198,604)
Net loss	-	-	-	-	-	(25,551)	(25,551)
Balances at December 31, 2005	-	-	103,657,085	1,037	1,264,699	(1,489,891)	(224,155)
Common stock issued for services	-	-	46,307,500	463	8,800	-	9,263
Net loss	-	-	-	-	-	(23,359)	(23,359)
Balances at December 31, 2006	-	-	149,964,585	1,500	1,273,499	(1,513,250)	(238,251)
Common stock issued for services	-	-	39,281,895	393	29,754,569	-	29,754,962
Accrued stock-based compensation	-	-	-	-	8,445,127	-	8,445,127
Common stock issued to CCSI under reorganization	-	-	114,178,000	1,142	(1,142)	-	-
Common stock issued for debt and interest	-	-	30,000	-	140,400	-	140,400
Recapitalization from reverse merger with Riverside – shares retained by shell owners	-	-	105,636,500	1,056	(1,056)	-	-
Net loss	-	-	-	-	-	(39,132,611)	(39,132,611)
Balances at December 31, 2007	-	-	409,090,980	4,091	39,611,397	(40,645,861)	(1,030,373)
Common stock returned to Clean Coal and cancelled	-	-	(400,000)	(4)	4	-	-
Common stock issued for services	-	-	21,998,489	220	80,702,938	-	80,703,158

Warrant expense	-	-	-	-	16,490,517	-	16,490,517
Net loss	-	-	-	-	-	(98,691,302)	(98,691,302)
Balances at December 31, 2008	-	$-	430,689,469	$4,307	$136,804,856	$(139,337,163)	$(2,528,000)

The accompanying notes are an integral part of these financial statements.

Clean Coal Technologies, Inc.

(A Development Stage Company)

Statements of Cash Flows

				October 20, 1997
				(Inception)
				Through
	Years Ended			December 31,
	December 31,			2008
	2008	2007	2006	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(98,691,302)	$(39,132,611)	$(23,359)	$(139,337,163)
Adjustment to reconcile net loss to net cash
used in operating activities:
Depreciation expense	76	-	133	5,396
Shares issued for services	80,703,158	38,200,089	9,263	118,928,240
Warrant expense	16,490,517	-	-	16,490,517
Loss on extinguishment of debt	-	41,357	-	41,357
Interest expense paid in shares	-	5,509	-	43,935
Interest expense converted to debt	20,531	-	-	22,600
Write-off of asset	-	-	-	11,015
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	5,969	(5,969)	-	(11,015)
Accounts payable	115,597	147,738	(4,427)	355,423
Accounts payable - related party	1,194,776	338,135	12,129	1,575,040
Accrued expenses	57,604	7,482	6,261	66,017
Cash Used in Operating Activities	(103,074)	(398,270)	-	(1,808,638)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,019)	-	-	(6,339)
Deposit	-	(5,000)	-	(5,000)
Cash Used in Investing Activities	(1,019)	(5,000)	-	(11,339)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	-	305,000	-	305,000
Borrowings on related party debt	103,961	100,000	-	1,516,575
Cash Provided by Financing Activities	103,961	405,000	-	1,821,575

NET CHANGE IN CASH AND CASH EQUIVALENTS	(132)	1,730	-	1,598
CASH AND CASH EQUIVALENTS - beginning of period	1,730	-	-	-
CASH AND CASH EQUIVALENTS - end of period	$1,598	$1,730	$-	$1,598

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	-	-	-	-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Related party payables and advances converted to debt	$815,290	$-	$-	$815,290
Accrued interest converted to debt	2,069	-	-	-

Common shares returned to Clean Coal and cancelled	4	-	-	4
Related party debt converted to common stock	-	55,109	-	927,277
Accrued interest converted to common stock	-	38,425	-	-
Related party debt converted to preferred stock	-	-	-	380,837
Preferred stock converted to common stock	-	-	-	481

The accompanying notes are an integral part of these financial statements.

Clean Coal Technologies, Inc.

(A Development Stage Company)

Notes to Financial Statements

NOTE 1- NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Clean Coal Technologies, Inc. (“CCTI” or the “Company” or “Clean Coal”),(formerly Riverside Technologies, Inc)  a  Nevada corporation was originally chartered in Delaware on September 17, 1986. In September 2007, CCTI changed its domicile to Nevada and changed its name.  The Company was formed to obtain a patented multi-stage process that transforms coal with high levels of impurities, contaminants and other polluting elements into an exceptionally efficient, clean and inexpensive source of high energy, low polluting fuel.

On November 19, 2007, CCTI completed a share exchange agreement with Clean Coal Systems, Inc, a Florida corporation, (“CCSI”) whereby CCTI exchanged 294,784,480 (as adjusted after stock splits) common shares, which represented approximately 74% of CCTI for all of the outstanding stock of CCSI. CCTI shareholders held 105,636,500 shares of CCTI common stock prior to and after the merger. Control of CCTI was obtained in August 2007 by a shareholder of CCSI in order to complete the merger with CCSI.  The combined companies now operate under the name “Clean Coal Technologies, Inc.” CCSI was established in May 7, 2007 and merged with Saudi American Minerals, Inc. (“SAMI”) in September 2007. Because CCTI was non operating and had no assets or liabilities prior to the merger, for accounting purposes, the merger between CCSI and CCTI was treated as a reverse merger and recapitalization with CCSI (formerly SAMI) being the “accounting acquirer”. The historical financial statements and related disclosures presented herein for the period prior to the date of merger (November 19, 2007) are those of CCSI (formerly SAMI). The historical financial statements and related disclosures of CCSI are those of SAMI.

SAMI was formed on October 20, 1997 as Consolidated Energy International Inc, a Nevada corporation.  In June 1998, Consolidated Energy International Inc. merged with Golden Triangle Corporation, a Nevada corporation whereby Consolidated Energy International received 41,500,000 shares of Golden Triangle for all of the outstanding shares of Consolidated Energy International.  Prior to the merger Golden Triangle had 8,500,000 shares outstanding.  Because Golden Triangle was a non operating company, this was accounted for as a reverse merger with Consolidated Energy International being the “accounting acquirer”.  In conjunction with the merger, the combined companies changed their name to Saudi American Minerals, Inc (“SAMI”).

In September 2007, CCSI merged with SAMI as both entities were controlled by the same shareholders.  SAMI issued the CCSI shareholders 114,178,000 shares of common stock for all of CCSI’s common stock.  CCSI did not have any operations prior to the merger with SAMI.  The acquisition of SAMI by CCSI was accounted for as a common control merger combining the results of SAMI and CCSI.  The combination of SAMI and CCSI operated under the name “Clean Coal Systems, Inc.”  SAMI was the operating company and its operations were continued by the combined entities CCSI.

Development Stage Enterprise

Clean Coal has a limited operating history upon which to base an evaluation of the current business and future prospects and has yet to commercialize on its technology.  Clean Coal will continue to be considered to be in a development stage until it has begun significant operations and is generating significant revenues.  The date of inception is October 20, 1997 (formation of SAMI).

NOTE 2 - SUMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

Clean Coal’s balance sheets as of December 31, 2008 and 2007 and related statements of expenses for the years then ended, and the related statements of stockholders’ deficit and cash flows for the years ended December 31, 2008 and 2007 and for period from October 20, 1997 (inception) through December 31, 2008 are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Earnings per Common Share

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.  Diluted earnings per share is the same as basic earnings per share as common stock equivalent.

Cash and Cash Equivalents

Clean Coal considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for purposes of preparing its Statement of Cash Flows.

Federal Income Tax

Clean Coal has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes.  Clean Coal accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes”, which requires an asset and liability approach to calculating deferred income taxes.  The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes, and Interpretation of FASB Statement No. 109" (FIN 48). Clean Coal adopted FIN 48 on January 1, 2007. Under FIN 48, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in Clean Coal’s tax returns that do not meet these recognition and measurement standards.

Upon the adoption of FIN 48, Clean Coal had no liabilities for unrecognized tax benefits and, as such, the adoption had no impact on Clean Coal’s financial statements, and Clean Coal has recorded no additional interest or penalties. The adoption of FIN 48 did not impact Clean Coal’s effective tax rates.

Property and Equipment

Property and equipment consists of furniture and fixtures and computer equipment, recorded at cost, depreciated upon placement in service over estimated useful lives ranging from three to five years on a straight-line basis. As of December 31, 2008, Clean Coal had property and equipment of $943, net of accumulated depreciation of $76. Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations.

Impairment of Long Lived Assets

In the event facts and circumstances indicate the carrying value of a long-lived asset, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required.

Research and Development Costs

Research and development expenses include salaries, related employee expenses, research expenses and consulting fees. All costs for research and development activities are expensed as incurred. Clean Coal expenses the costs of licenses of patents and the prosecution of patents until the issuance of such patents and the commercialization of related products is reasonably assured.

Stock-based Compensation

Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation" established financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value based method of accounting for an employee stock option or similar equity instrument. In January 2006, Clean Coal implemented SFAS No. 123R, and accordingly, Clean Coal accounts for compensation cost for stock option plans in accordance with SFAS No. 123R.

Clean Coal accounts for share based payments to non-employees in accordance with EITF 96-18 “Accounting for Equity Instruments Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services”.

Derivative Financial Instruments

Clean Coal does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Clean Coal evaluates all of it financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. For option-based derivative financial instruments, Clean Coal uses the Black-Scholes option-pricing model to value the derivative instruments at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Fair Value Measurements

In September 2006, the FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 were effective January 1, 2008. The FASB has also issued Staff Position (FSP) SFAS 157-2 (FSP No. 157-2), which delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008.

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Clean Coal uses Level 2 to value its warrant instruments and Level 1 to value its non cash common share transactions.

Recently Issued Accounting Pronouncements

In June 2008, the FASB finalized EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock". The EITF determines if an equity-linked financial instrument (or embedded feature) is indexed to its own common stock. The EITF is effective for fiscal years beginning after December 15, 2008. 8,918,183 of Clean Coal’s warrants that were previously classified in equity were reclassified to derivative liabilities on January 1, 2009 as a result of this EITF. Clean Coal estimated the fair value of these liabilities as of January 1, 2009 to be $44,489,190 and recorded a reduction of $16,490,517 to Additional Paid-in Capital and $27,998,673 to Accumulated Deficit during 2009. The effect of this adjustment was recorded as a cumulative effect of change in accounting principle in our consolidated statement of stockholders’ deficit in 2009. The warrants were exercised on February 19, 2009 (see Note 10 for details). The fair value of these liabilities as of February 19, 2009 was $36,890,709 resulting in a gain of $7,598,481 for the six months ended June 30, 2009. The remaining liability as of February 19, 2009 of $36,890,709 was then reclassified to Additional Paid-in Capital

In May 2009, the FSAB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”). SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date–that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  SFAS No. 165 is effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009. Clean Coal is evaluating the impact that the adoption of SFAS No. 165 will have on its financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis of accounting which contemplates continuity of operations, realization of assets, liabilities, and commitments in the normal course of business. As of December 31, 2008, Clean Coal has a working capital deficit, a deficit accumulated during the development stage and has incurred significant losses since inception. Further losses are anticipated in the development stage raising substantial doubt as to Clean Coal’s ability to continue as a going concern. The accompanying financial statements do not reflect any adjustments that might result if Clean Coal is unable to continue as a going concern. Clean Coal plans to acquire sufficient capital from its investors with which to pursue its business plan. There can be no assurance that the future operations will be significant and profitable, or that Clean Coal will have sufficient resources to meet its objectives. There is no assurance that Clean Coal will be successful in raising additional funds.

NOTE 4 – OTHER ASSETS

During 2007, Clean Coal made a deposit of $5,000 related to a joint venture investment in a company that was not yet formed as of the date of this report.

NOTE 5 – RELATED PARTY TRANSACTIONS

Debt from related parties

In October 2007, Clean Coal issued two unsecured promissory notes to a shareholder of Clean Coal in the total principal amount of $100,000 which mature in April 2008 and bear interest at 10% per annum. In April 2008, these notes were modified whereby the maturity date was extended to April 10, 2010 and the accrued interest on the note at the date of modification was added to the principal balance for a modified principal amount outstanding of $104,959. Clean Coal evaluated the application of EITF 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” and concluded that the revised terms constituted a debt modification, rather than a debt extinguishment.

During the year ended December 31, 2008, Clean Coal borrowed $103,961 from a shareholder. Clean Coal shareholders also converted $815,290 of accounts payable and advances from related parties and $17,641of accrued interest to notes payable. The unsecured notes are dated between April 3, 2008 and June 30, 2008, accrue interest at 10% per annum and mature between April 3, 2010 and June 30, 2010.

A summary of the debt from related parties outstanding as of December 31, 2008, 2007 and 2006 is as follows:

				Principal Balance
Date of	To	Maturity	Interest	December 31,
Note	Whom	Date	Rate	2008	2007	2006
January 12, 2000	Arthur L Smith PC	March 12, 2000	10%	$ -	$ -	$55,109
June 1, 2001	Neal Goodfriend	Due on demand	10%	7,500	7,500	7,500
October 15, 2007	Larry Hunt	April 14, 2008	10%	-	50,000	-
October 18, 2007	Larry Hunt	April 17, 2008	10%	-	50,000	-
April 3, 2008	C J Douglas	April 3, 2010	10%	103,961	-	-
April 15, 2008	Larry Hunt	April 15, 2010	10%	104,959	-	-
June 30, 2008	C J Douglas	June 30, 2010	10%	266,770	-	-
June 30, 2008	Larry Hunt	June 30, 2010	10%	247,305	-	-
June 30, 2008	ERC	June 30, 2010	10%	252,641	-	-
June 30, 2008	Howard Helfant	June 30, 2010	10%	66,215	-	-
				$ 1,049,351	$107,500	$62,609

Advances from related parties

At December 31, 2008 and 2007, unpaid advances from related parties totaled $70,000 and $305,000, respectively. There were no advances from related parties at December 31, 2006. Advances from related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Accounts payable from related parties

At December 31, 2008, 2007 and 2006, unpaid services provided by related parties totaled $994,750, $380,264 and $42,129, respectively, which was included in accounts payable from related parties.

NOTE 6 – EQUITY TRANSACTIONS

During 2006, Clean Coal issued 46,307,500 common shares valued at $9,263 for services provided.

During September 2007, Clean Coal merged with SAMI and CCSI as both were owned by the same shareholders.  A total of 114,178,000 common shares were issued to the CCSI shareholders. See Note 1 for details.

On November 19, 2007, Clean Coal acquired a “pink sheet shell”, Riverside Technologies, Inc. in a transaction accounted for as a reverse merger.  A total of 105,636,500 common shares were retained by the shell shareholders and treated as issued.  See Note 1 for details.

On December 31, 2007, Clean Coal issued 30,000 common shares for debt and accrued interest of $99,043. The shares were valued at $140,400 resulting in a loss on extinguishment of debt of $41,357.

During 2007, Clean Coal issued 39,281,895 common shares valued at $29,754,962 for consulting services provided to the company by various entities and individuals.

On November 1, 2007, Clean Coal entered into an employment agreement with its President and Chief Executive Officer whereby the President and Chief Executive Officer is entitled to a stock bonus of 15,404,549 common shares. The stock is to be awarded as follows: 33% on December 31, 2008, 33% on December 31, 2009 and 33% on December 31, 2010 contingent upon employment with Clean Coal on each date. Clean Coal calculated the value of the award based upon the closing stock price on the reporting date December 31, 2007 and is expensing the award over the award periods. A total of $37,383,878 and $8,445,127 was recognized as share-based compensation under this award for the years ended December 31, 2008 and 2007, respectively and is reflected in the Statement of Stockholders Deficit.  For the year ended December 31, 2008, 5,134,850 shares have been accounted for as issued in the Statement of Stockholders Deficit.

On February 8, 2008, Clean Coal implemented a 5 to 1 forward common stock split. Pursuant to the forward split, each share of common stock issued and outstanding as of the forward split effective date was converted into five shares of common stock. All share and per share data herein has been retroactively restated to reflect the forward split.

On March 17, 2008, a shareholder of Clean Coal transferred 400,000 common shares of Clean Coal from his personal holdings to a third party for services performed for Clean Coal. The transaction was accounted for as a return and cancellation of 400,000 common shares to Clean Coal and the issuance of 400,000 shares valued at $1,232,000 for services.

On March 25, 2008, Clean Coal entered into a consulting agreement whereby the consultant is entitled to a stock bonus of 16,363,639 common shares of Clean Coal. The shares vest as follows: 33% on March 25, 2008, 33% on August 15, 2008 and 33% on December 31, 2008. Clean Coal calculated the value of the award based upon the closing stock price on the date of the agreement and is expensing the award over the vesting periods. A total of $41,727,280 was recognized as share-based compensation under this award for the year ended December 31, 2008 and is reflected in the common stock issued for services line in the statement of stockholders deficit. For the year ended December 31, 2008, 16,363,639 shares have been accounted for as issued in the statement of stockholders deficit as these were the vested shares as of December 31, 2008.

On April 24, 2008, Clean Coal granted 8,918,183 common stock warrants for services. The warrants have an exercise price of $0.05 per share, a term of 10 years and they vest immediately. The fair value of the warrants was determined to be $16,490,517 using the Black-Scholes stock option valuation model. The significant assumptions used in the valuation were: the exercise price noted above; the market value of Clean Coal’s common stock on April

24, 2008, $1.85; expected volatility of 257.92%; risk free interest rate of 3.67%; and an expected term of 5 years. The entire fair value of these warrants was expensed during the year ended December 31, 2008. These were the only options or warrants granted by Clean Coal from inception through December 31, 2008 and they were all outstanding as of December 31, 2008.

On July 10, 2008, Clean Coal issued 100,000 common shares for services valued at $360,000.

NOTE 7 – INCOME TAXES

Clean Coal  uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During the years ended December 31, 2008 and 2007, Clean Coal incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $3,943,399 at December 31, 2008, and will begin to expire in the year 2028.  Section 382 of the Internal Revenue code limits the use of net operating losses where a change of control has occurred.  The company has changed control multiple times since inception resulting in such limitations.

At December 31, 2008, 2007 and 2006, deferred tax assets consisted of the following:

	2008	2007	2006
Net operating loss carry-forward	$ 1,380,190	$ 856,020	$ 520,890
Valuation allowance	(1,380,190)	(856,020)	(520,890)
Net deferred tax asset	$ -	$ -	$ -

NOTE 8 – OPERATING LEASES

During 2007, Clean Coal entered into an operating lease for office space which expires in May 2010 with monthly rent payments of $3,084. Rent expense for the years ended December 31, 2008 and 2007 was $42,396 and $21,593, respectively. There was no rent expense for the year ended December 31, 2006. The future minimum lease payments as of December 31, 2008 are as follows for each of the years ended December 31:

2009	$ 37,008
2010	18,504
Thereafter	-0-
Total Minimum Lease Payment	$ 55,512

NOTE 9 – COMMITMENT AND CONTINGENCIES

Clean Coal has contracts with its Director and President that if and when Clean Coal sells control through common stock, the individual is entitled to five percent of the net proceeds less the proceeds of the common stock owned by them.

NOTE 10 – SUBSEQUENT EVENTS

On February 19, 2009, Clean Coal issued an aggregate of 8,814,483 common shares for the cashless exercise of 8,918,183 common stock warrants.

During March 2009, Clean Coal was relieved of its obligation to repay principal of $66,215 and accrued interest of $3,338 by a shareholder of Clean Coal.

Between January and March 2009, Clean Coal issued a total of 466,666 common shares for services valued at $1,176,663.

On May 14, 2009, Clean Coal borrowed $15,000 from an unrelated third party. The loan bears interest at 10% per annum and matures May 13, 2010. One year from the date of the loan, the principal and accrued interest become convertible into common shares of Clean Coal at 50% of the market price of Clean Coal’s common stock on the conversion date.

During the six months ended June 30, 2009, a total of $9,261,553 was recognized as share-based compensation under a stock bonus awarded to Clean Coal’s President and Chief Executive Officer (see Note 6 for details of the stock bonus).

Clean Coal Technologies, Inc.
(A Development Stage Company)
Balance Sheets
(Unaudited)

	June 30,	December 31,
	2009	2008
ASSETS
Current Assets
Cash	$ 829	$ 1,598
Total Current Assets	829	1,598

Property, plant and equipment, net of accumulated
depreciation of $178 and $76, respectively	841	943
Other assets	5,000	5,000
Total Assets	$ 6,670	$ 7,541

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable	$ 433,514	$ 355,423
Accounts payable from related parties	1,500,612	994,750
Advances from related parties	77,000	70,000
Accrued liabilities	114,732	66,017
Short-term debt	15,000	-
Debt from related parties	983,136	7,500
Total Current Liabilities	3,123,994	1,493,690

Debt from related parties	-	1,041,851
Total Liabilities	3,123,994	2,535,541

Common stock, $0.00001 par value; 600,000,000 shares
authorized, 439,970,618 and 430,689,469 shares issued
and outstanding, respectively	4,400	4,307
Additional paid-in capital	167,712,724	136,804,856
Deficit accumulated during the development stage	(170,834,448)	(139,337,163)
Total Stockholders' Deficit	(3,117,324)	(2,528,000)
Total Liabilities and Stockholders' Deficit	$ 6,670	$ 7,541

See Notes to the Financial Statements.

Clean Coal Technologies, Inc.
(A Development Stage Company)
Statements of Expenses
(Unaudited)

					October 20, 1997
	Three Months Ended		Six Months Ended		(Inception)
	June 30,		June 30,		Through
	2009	2008	2009	2008	June 30, 2009

Operating Expenses:
General and administrative	$101,458	$154,512	$248,038	$267,011	$1,706,461
Research and development	-	24,389	-	228,509	374,912
Consulting services	4,823,651	39,902,845	10,799,600	63,757,253	148,022,341

Loss from Operations	(4,925,109)	(40,081,746)	(11,047,638)	(64,252,773)	(150,103,714)

Other Income (Expenses):
Interest expense	(24,512)	(26,521)	(49,455)	(26,521)	(275,200)
Other expenses	-	-	-	-	(13,985)
Loss on extinguishment of debt	-	-	-	-	(41,357)
Gain on change in derivative liability	-	-	7,598,481	-	7,598,481
Total Other Income (Expense)	(24,512)	(26,521)	7,549,026	(26,521)	7,267,939

Net Loss	$ (4,949,621)	$ (40,108,267)	$ (3,498,612)	$ (64,279,294)	$(142,835,775)

Net loss per share - basic and diluted	$ (0.01)	$ (0.10)	$ (0.01)	$ (0.16)

Weighted average shares outstanding - basic and diluted	439,970,618	414,545,526	437,331,811	411,998,073

See Notes to the Financial Statements.

Clean Coal Technologies Inc
(A Development Stage Company)
Statement of Stockholders' Deficit
(Unaudited)
				Deficit
				Accumulated
			Additional	During the
	Common Stock		Paid-In	Development	Stockholders'
	Shares	Amount	Capital	Stage	Deficit

Balances at December 31, 2008	430,689,469	$ 4,307	$ 136,804,856	$ (139,337,163)	$ (2,528,000)

Cumulative effect of change in accounting principle - January 1, 2009 reclassification of embedded feature of equity-linked financial instruments to derivative liabilities	-	-	(16,490,517)	(27,998,673)	(44,489,190)

Derivative liability removed due to warrants exercised	-	-	36,890,709	-	36,890,709
Common stock issued for services	466,666	5	1,176,658	-	1,176,663
Accrued stock-based compensation	-	-	9,261,553	-	9,261,553

Common stock issued upon cashless exercise of warrants	8,814,483	88	(88)	-	-
Forgiveness of related party debt	-	-	69,553	-	69,553
Net loss	-	-	-	(3,498,612)	(3,498,612)

Balances at June 30, 2009	439,970,618	$ 4,400	$ 167,712,724	$ (170,834,448)	$ (3,117,324)

See Notes to the Financial Statements.

Clean Coal Technologies, Inc.
(A Development Stage Enterprise)
Statements of Cash Flows
(Unaudited)
			October 20, 1997
	Six Months Ended		(Inception)
	June 30,		Through
	2009	2008	June 30, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$ (3,498,612)	$ (64,279,294)	$ (142,835,775)
Adjustment to reconcile net loss to net cash
used in operating activities:
Depreciation expense	102	-	5,498
Shares issued for services	10,438,216	46,966,482	129,366,456
Warrant expense	-	16,490,517	16,490,517
Loss on extinguishment of debt	-	-	41,357
Interest expense paid in shares	-	-	43,935
Interest converted to debt	-	20,531	22,600
Write-off of asset	-	-	11,015
Gain on derivative liability	(7,598,481)	-	(7,598,481)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	-	2,339	(11,015)
Accounts payable	78,091	32,093	433,514
Accounts payable - related party	505,862	672,857	2,080,902
Accrued expenses	52,053	4,932	118,070
Net Cash Used In Operating Activities	(22,769)	(89,543)	(1,831,407)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	-	-	(6,339)
Investment in joint venture	-	-	(5,000)
Net Cash Used in Investing Activities	-	-	(11,339)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from related parties	7,000	-	312,000
Borrowings on debt	15,000	-	15,000
Borrowings on related party debt	-	103,961	1,516,575
Net Cash Provided by Financing Activities	22,000	103,961	1,843,575

NET CHANGE IN CASH AND CASH EQUIVALENTS	(769)	14,418	829
CASH AND CASH EQUIVALENTS - beginning of period	1,598	1,730	-
CASH AND CASH EQUIVALENTS - end of period	$ 829	$ 16,148	$ 829

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$ -	$ -
Cash paid for income taxes	-	-	-

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Forgiveness of related party debt and accrued interest	$ 69,553	$ -	$ 69,553
Derivative liability removed due to warrants exercised	36,890,709	-	36,890,709
Cumulative effect of change in accounting principle	44,489,190	-	44,489,190
Preferred stock issued for related party debt	-	-	380,837
Preferred stock converted to common stock	-	-	481
Debt converted to common stock	-	-	924,277
Related party payables and advances converted to debt	-	815,290	815,290
Accrued interest converted to debt	-	2,069	-

See Notes to the Financial Statements.

Clean Coal Technologies, Inc.

(A Development Stage Company)

Notes to Financial Statements

(Unaudited)

NOTE 1: BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Clean Coal Technologies, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto contained in Clean Coal’s Registration Statement on Form 10 filed with the SEC. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position and the results of operations for the interim period presented herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or for any future period. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2007 as reported in the Form 10 have been omitted.

DERIVATIVE FINANCIAL INSTRUMENTS

Clean Coal does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks.  Clean Coal evaluates all of it financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives.  For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income.  For option-based derivative financial instruments, Clean Coal uses the Black-Scholes option-pricing model to value the derivative instruments at inception and subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

 FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 were effective January 1, 2008. The FASB has also issued Staff Position (FSP) SFAS 157-2 (FSP No. 157-2), which delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008.

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

Clean Coal uses Level 2 to value its warrant instruments and Level 1 to value its non cash common share transactions.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis of accounting which contemplates continuity of operations, realization of assets, liabilities, and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Clean Coal is unable to continue as a going concern.  Clean Coal has an accumulated deficit and a working capital deficit as of June 30, 2009 with no revenues anticipated for the near term. Management believes Clean Coal will need to raise capital in order to operate over the next 12 months.  As shown in the accompanying financial statements, Clean Coal has also incurred significant losses since inception.  Clean Coal’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. Clean Coal has limited capital with which to pursue its business plan.  There can be no assurance that Clean Coal’s future operations will be significant and profitable, or that Clean Coal will have sufficient resources to meet its objectives.  These conditions raise substantial doubt as to Clean Coal’s ability to continue as a going concern.  Management may pursue either debt or equity financing or a combination of both, in order to raise sufficient capital to meet Clean Coal’s financial requirements over the next twelve months and to fund its business plan. There is no assurance that management will be successful in raising additional funds.

NOTE 3: RELATED PARTY TRANSACTIONS

Debt from related parties

During March 2009, Clean Coal was relieved of its obligation to repay principal of $66,215 and accrued interest of $3,338 by a shareholder of Clean Coal. The extinguishment is shown on the Statement of Stockholders’ Deficit as “forgiveness of related party debt”.

A summary of the debt from related parties outstanding as of June 30, 2009 is as follows (all of which is unsecured):

Date of	To	Maturity	Interest	Principal
Note	Whom	Date	Rate	Balance
June 1, 2001	Neal Goodfriend	Due on demand	10%	$ 7,500
April 3, 2008	C J Douglas	April 3, 2010	10%	103,961
April 15, 2008	Larry Hunt	April 15, 2010	10%	104,959
June 30, 2008	C J Douglas	June 30, 2010	10%	266,770
June 30, 2008	Larry Hunt	June 30, 2010	10%	247,305
June 30, 2008	ERC	June 30, 2010	10%	252,641
				$ 983,136

Advances from related parties

At June 30, 2009, unpaid advances from related parties totaled $77,000. Advances from related parties are unsecured, non-interest bearing and have no specific terms of repayment.

Accounts payable from related parties

At June 30, 2009, unpaid services provided by related parties totaled $1,500,612, which was included in accounts payable from related parties.

NOTE 4: NOTES PAYABLE

On May 14, 2009, Clean Coal borrowed $15,000 from an unrelated third party. The loan bears interest at 10% per annum and matures May 13, 2010. One year from the date of the loan, the principal and accrued interest become convertible into common shares of Clean Coal at 50% of the market price of Clean Coal’s common stock on the conversion date.

NOTE 5: EQUITY TRANSACTIONS

On November 1, 2007, Clean Coal entered into an employment agreement with its President and Chief Executive Officer whereby the President and Chief Executive Officer is entitled to a stock bonus of 15,404,549 common shares. The stock is to be awarded as follows: 33% on December 31, 2008, 33% on December 31, 2009 and 33% on December 31, 2010 contingent upon employment with Clean Coal on each date. Clean Coal calculated the value of the award based upon the closing stock price on the reporting date December 31, 2007 and is expensing the award over the award periods. A total of $9,261,553 was recognized as share-based compensation under this award for the six months ended June 30, 2009 and is reflected as accrued stock-based compensation in the Statement of Stockholders’ Deficit.  As of June 30, 2009, a total of 5,151,516 shares have been issued under the agreement and are shown as outstanding in the Statement of Stockholders’ Deficit.

On February 19, 2009, Clean Coal issued an aggregate of 8,814,483 common shares for the cashless exercise of 8,918,183 common stock warrants.

Between January and March 2009, Clean Coal issued a total of 466,666 common shares for services valued at $1,176,663.

SUMMARY OF STOCK WARRANTS

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2008	-	$ -
Granted	8,918,183	0.05
Exercised	-	-
Outstanding at January 1, 2009	8,918,183	0.05
Granted	-	-
Exercised	(8,918,183)	0.05
Outstanding at June 30, 2009	-	-	-

Warrants exercisable at June 30, 2009	-	$ -	-

The weighted average grant date fair value of options granted during the years 2008 and 2009 was $1.85 and $0.00, respectively. There was no aggregate intrinsic value of options outstanding or exercisable at June 30, 2009.

NOTE 6: WARRANT DERIVATIVES

In June 2008, the FASB finalized EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) is indexed to an Entity's Own Stock". The EITF lays out a procedure to determine if an equity-linked financial instrument (or embedded feature) is indexed to its own common stock. The EITF is effective for fiscal years beginning after December 15, 2008. 8,918,183 of Clean Coal’s warrants that were previously classified in equity were reclassified to derivative liabilities on January 1, 2009 as a result of this EITF.  Clean Coal estimated the fair value of these liabilities as of January 1, 2009 to be $44,489,190 and recorded a reduction of $16,490,517 to Additional Paid-in Capital and $27,998,673 to Accumulated Deficit.  The effect of this adjustment is recorded as a cumulative effect of change in accounting principle in our consolidated statement of stockholders’ deficit.

The warrants were exercised on February 19, 2009 (see Note 5 for details).  The fair value of these liabilities as of February 19, 2009 was $36,890,709 resulting in a gain of $7,598,481 for the six months ended June 30, 2009. The remaining liability as of February 19, 2009 of $36,890,709 was then reclassified to Additional Paid-in Capital as the warrants were exercised and settled for shares (see Note 5 for details).

Clean Coal used the Black-Scholes option pricing model to value the warrants using the following assumptions: number of warrants as set forth in the warrant agreements; no expected dividend yield; expected volatility ranging from 192% to 258%; risk-free interest rates ranging from 1.55% to 3.67%; and expected terms based on the simplified method.